

For Immediate Release
TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. REPORTS RECORD YEAR-TO-DATE PRODUCTION, FUNDS FLOW FROM OPERATIONS, NET PROFIT AND THIRD QUARTER 2014 FINANCIAL RESULTS

CALGARY, ALBERTA (November 4, 2014) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) announces its financial and operating results for the three and nine months ended September 30, 2014.

Forward-Looking Statements
This press release, including the report to shareholders, contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the beginning of the Management's Discussion and Analysis (the "MD&A") attached to this press release.

HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,	
	2014	**2013**	**2014**	**2013**
SELECTED FINANCIAL RESULTS (unaudited)				
(CDN$000s except share and per share amounts)				
Revenue (before royalties and risk management [1])	137,411	68,329	453,307	208,436
Funds flow from operations [2]	60,341	30,002	208,996	104,110
Per basic share [5]	$0.32	$0.28	$1.16	$0.96
Per diluted share [5]	$0.31	$0.25	$1.14	$0.89
Cash flow from operating activities	60,006	25,295	204,369	90,433
Per basic share [5]	$0.31	$0.23	$1.13	$0.84
Per diluted share [5]	$0.31	$0.22	$1.12	$0.77
Net profit	44,874	29,453	108,293	49,480
Per basic share [5]	$0.23	$0.27	$0.60	$0.46
Per diluted share [5]	$0.23	$0.25	$0.59	$0.43
Capital – exploration and development	138,545	42,146	422,594	179,778
Capital – corporate assets	1,656	4,306	7,817	4,988
Property acquisitions	27,589	3,000	27,571	3,000
Capital expenditures – cash	167,790	49,452	457,982	187,766
Property dispositions – cash	-	(54,242)	(8,374)	(54,242)
Total net capital expenditures – cash	167,790	(4,790)	449,608	133,542
Other non-cash items	3,642	845	12,233	324
Total capital expenditures – net [4]	171,432	(3,945)	461,841	133,848
Long-term debt	402,655	139,295	402,655	139,295
Convertible debentures [6]	-	47,335	-	47,335
Adjusted working capital deficiency [3]	67,462	31,577	67,462	31,577
Total net debt [3]	470,117	218,207	470,117	218,207
Total assets	1,996,558	789,827	1,996,558	789,827
Total shareholders' equity	1,190,258	439,570	1,190,258	439,570

SELECTED OPERATING RESULTS		Three months ended September 30,		Nine months ended September 30,	
		2014	**2013**	**2014**	**2013**
Average daily sales volumes					
Crude oil, condensate and NGLs	(bbls/d)	11,631	6,188	12,222	6,126
Natural gas	(mcf/d)	157,244	93,982	145,190	89,891
Total oil equivalent	(boe/d)	37,838	21,852	36,420	21,108
Average prices					
Crude oil and condensate	($/bbl)	90.39	101.78	97.70	94.92
NGLs (excluding condensate)	($/bbl)	43.20	48.65	47.43	42.76
Crude oil, condensate and NGLs	($/bbl)	65.78	78.27	73.77	74.60
Crude oil, condensate and NGLs (including risk management [1])	($/bbl)	61.46	69.86	68.04	72.11
Natural gas	($/mcf)	4.44	2.68	5.08	3.34
Natural gas (including risk management [1])	($/mcf)	4.30	2.90	4.51	3.62
Total oil equivalent	($/boe)	38.67	33.68	45.01	35.85
Total oil equivalent (including risk management [1])	($/boe)	36.77	32.27	40.83	36.35
Net wells drilled		17.5	8.6	52.0	30.7
Selected Key Operating Statistics					
Operating netback [4]	($/boe)	21.57	19.85	27.60	20.64
Operating netback [4] (including risk management [1])	($/boe)	19.67	18.43	23.41	21.13
Transportation	($/boe)	1.25	0.81	1.22	0.82
Production expenses	($/boe)	8.85	8.98	8.27	8.76
General & administrative	($/boe)	1.75	2.26	1.63	1.85
Royalties as a % of sales (after transportation)		19%	12%	18%	16%
COMMON SHARES					
Common shares outstanding		191,488,243	109,524,598	191,488,243	109,524,598
Share options outstanding		11,217,837	9,211,229	11,217,837	9,211,229
Shares issuable on conversion of convertible debentures [6]		-	8,924,824	-	8,924,824
Fully diluted common shares outstanding		202,706,080	127,660,651	202,706,080	127,660,651
Weighted average shares [5]		191,351,567	108,252,748	180,347,407	108,019,795
SHARE TRADING STATISTICS					
TSX and Other [7]					
(CDN$, except volumes) based on intra-day trading					
High		9.68	8.02	11.65	8.02
Low		6.81	6.32	6.81	4.03
Close		6.88	7.84	6.88	7.84
Average daily volume		2,439,662	972,170	2,521,746	887,172
NYSE MKT [8]					
(US$, except volumes) based on intra-day trading					
High		9.14	7.77	10.70	6.60
Low		6.11	6.00	6.11	4.10
Close		6.15	7.61	6.15	7.61
Average daily volume		446,638	90,869	327,729	75,288

[1] *The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts.*

The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

[2] *The highlights section contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to the non-GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.*

[3] *Net debt and total net debt are considered non-GAAP measures. Therefore reference to the non-GAAP measures of net debt or total net debt may not be comparable with the calculation of similar measures for other entities. The Company's 2014 calculation of total net debt excludes deferred lease inducements, long-term commodity contract liabilities, decommissioning liabilities, the long-term finance lease obligation, deferred lease inducements, and the deferred tax liability. Net debt and total net debt include the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and deferred lease inducements. For the comparative 2013 calculation, net debt also excludes the liability component of convertible debentures which were then outstanding. A reconciliation between total liabilities under GAAP and total net debt and net debt as calculated by the Company is found in the MD&A.*

[4] *Operating netbacks and total capital expenditures – net are considered non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from revenues before other income. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company's decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.*

[5] *Basic weighted average shares for the three and nine months ended September 30, 2014 were 191,351,567 (2013: 108,252,748), and 180,347,407 (2013: 108,019,795), respectively.*

In computing weighted average diluted earnings per share and weighted average diluted cash flow from operating activities and funds flow from operations per share for the three and nine months ended September 30, 2014, a total of 1,685,048 (2013: 3,978,815), and 2,331,052 (2013: 3,285,731) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options and no common shares issuable (three and nine months ended September 30, 2013: 8,924,824) on conversion of convertible debentures were added to the denominator as they were dilutive, resulting in diluted weighted average common shares of 193,036,615 (2013: 121,156,387), and 182,678,459 (2013: 120,230,350), respectively. As a consequence, a total of nil (2013: $0.8 million) and nil (2013: $2.4 million) for interest and accretion expense (net of income tax effect) was added to the numerator for the three and nine month calculations, respectively.

[6] *During the year ended December 31, 2013, the Company announced a notice of redemption of its then outstanding $55.0 million 4.75% convertible debentures, with a redemption date of October 21, 2013. During September 2013, $5.0 million principal amount of convertible debentures were converted into an aggregate of 895,605 common shares of the Company. Subsequent to September 30, 2013, the remaining $50.0 million principal amount of remaining convertible debentures were converted or redeemed in exchange for an aggregate of 8,898,243 common shares of the Company. For the three and nine months ended September 30, 2013, shares issuable on conversion of convertible debentures were calculated by dividing the outstanding principal amount of the convertible debentures by the conversion price of $5.60 per share.*

[7] *TSX and Other includes the trading statistics for the Toronto Stock Exchange and other Canadian trading markets.*

[8] *Effective October 6, 2014, Bellatrix transferred the listing of its common shares from NYSE MKT to the New York Stock Exchange ("NYSE"). The common shares trade on the NYSE under the same ticker symbol, "BXE", as was used on the NYSE MKT listing and is currently used on the TSX listing.*

REPORT TO SHAREHOLDERS

Bellatrix continues to focus and execute on long term operational excellence, portfolio quality, and securing firm access to processing capacity while maintaining a strong flexible financial position.

Bellatrix is positioned to provide shareholders with another strong growth year in 2014 wherein the Company's average annual production is anticipated to grow by approximately 75%, while the year-over-year exit rate grows by an estimated 20% in spite of the aeviternal area gas plant constraints experienced.

Bellatrix has posted record production volumes (up 73%), funds flow from operations (up 101%), revenue (up 101%), and record earnings (up 52%) in the third quarter of 2014 compared to the third quarter of 2013. In addition, Bellatrix continues to excel technically, achieving 20 consecutive quarters of 100% success in drilling and completing wells in the Company's two key core plays, the Cardium and Spirit River. In the first 9 months of 2014 Bellatrix successfully drilled 98 gross wells utilizing horizontal drilling and multi stage completion techniques. To date in 2014, Bellatrix drilled and completed 19 gross Notikewin and/or Falher B liquids rich gas wells that tested at an average 10.0 mmcf/d of natural gas with 35 bbl/mmcf of natural gas liquids at an average flowing pressure of 1,988 psi. The Company drilled 4 Falher A wells (new play in the Spirit River Interval) that tested at 6.5 mmcf/d with 35 bbl/mmcf natural gas liquids at an average flowing pressure of 937 psi and one well in the Wilrich that tested at 4.0 mmcf/d with 35 bbl/mmcf natural gas liquids at a flowing pressure of 1,508 psi. The remaining Spirit River wells drilled to date are waiting on completion.

The aforementioned test rates were acquired during the initial cleanup period averaging 5 to 7 days. Once on production, the wells have been produced at restricted rates due to the previously disclosed area infrastructure constraints. Due to the short test period, the data should be considered to be preliminary and the test results are not necessarily indicative of long-term performance or ultimate recovery.

Operational highlights for the three and nine months ended September 30, 2014 include:

- Record sales of 37,838 boe/d (69% natural gas), up 73% from sales volumes of 21,852 boe/d registered in the third quarter of 2013.

- On a year-to-date basis, Bellatrix posted earnings of $108.3 million, up 119% over the same period in 2013 ($49.5 million).

- Earnings for the third quarter 2014 of $44.9 million were 52% higher than the $29.5 million posted in Q3 2013.

- Funds flow from operations for the nine months ending September 30, 2014 was $209.0 million, up 101% over the same period in 2013 ($104.1 million).

- During the third quarter of 2014, Bellatrix drilled and/or participated in 35 gross (17.5 net) wells, consisting of 22 gross (11.2 net) Cardium wells and 13 gross (6.3 net) Spirit River Interval liquids-rich gas wells. In the nine months ended September 30, 2014, Bellatrix posted a 100% success rate drilling and/or participating in 98 gross (52.0 net) wells, resulting in 71 gross (39.6 net) Cardium wells and 27 gross (12.4 net) Spirit River Interval liquids-rich gas wells.

- During the third quarter of 2014, Bellatrix spent $167.8 million on capital projects, compared to $49.5 million in Q3 2013. In the nine months ended September 30, 2014, Bellatrix spent $458.0 million on capital projects, compared to $187.8 million in the first nine months of 2013.

- As at September 30, 2014, Bellatrix had approximately 390,141 net undeveloped acres of land in Alberta, British Columbia and Saskatchewan.

- Continued historical year-over-year production and reserve growth



Bellatrix also posted a Compounded Annual Growth Rate ("CAGR") in Cash Flow per Share of 34% for the fiscal years 2009 through to 2013. Inclusive of the forecasted 2014 Cash Flow per Share, the 5 year CAGR is 34%.

Cardium and Mannville Consolidation Efforts

During the third quarter of 2014, Bellatrix completed a tuck-in acquisition of working-interests in the Company's core Ferrier area in West Central Alberta, extending the Company's Cardium resource play. The acquired assets included low decline rate net production of approximately 300 boe/d (24% oil and liquids and 76% natural gas). The acquisition included 8 gross (7.0 net) sections of Cardium mineral rights and 3 gross (1.2 net) sections of Mannville prospective lands. The Company estimates the acquired acreage to contain 18 gross (16.1 net) low risk Cardium development locations, which are adjacent to Bellatrix's core land base in the Ferrier area. Bellatrix acquired the assets for a net purchase price of $13.9 million, which was funded using the Company's existing credit facilities.

In addition, during the third quarter of 2014 Bellatrix was active in recent Alberta land sales acquiring 2 gross (2.0 net) sections of Mannville and Cardium mineral rights in the highly prospective Alder Flats area in Central Alberta for $4.4 million. Bellatrix also acquired additional working interests in multiple existing properties for a total cost of $13.7 million after adjustments.

Subsequent to September 30, 2014, Bellatrix entered into a farmin arrangement encompassing 12 gross (9.4 net) sections of Mannville rights and 6 gross (3.5 net) sections of Cardium rights in the Ferrier area of West Central Alberta. Under the arrangement, Bellatrix has committed to drill a minimum of 6 Cardium wells and 6 Mannville wells. By drilling these wells, Bellatrix will earn the farmor's entire working interest in either the Cardium or Mannville for each section drilled, but reserving a 15% gross overriding royalty payable on Mannville wells and a 7.5% to 12% gross overriding royalty payable on Cardium wells to the farmee. After drilling all commitment wells, Bellatrix has the right to drill

additional option wells to earn the remaining sections of Cardium and Mannville rights on similar terms. Bellatrix is pleased to report that 2 Mannville and 2 Cardium commitment wells are already in progress.

Grafton $250 Million Additional Commitment

On September 30, 2014, Bellatrix announced that based upon the success of the first joint venture with Grafton, Bellatrix has entered into a new multi-year joint venture arrangement with Canadian Non-Operated Resources Corp. ("CNOR"), a non-operated oil and gas company managed by Grafton Asset Management Inc. pursuant to which CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's extensive undeveloped land holdings.

Under the terms of the agreement, CNOR will pay 50% of the drilling, completion, equipping and tie-in capital expenditures associated with development plans to be proposed by Bellatrix and approved by a management committee comprised of representatives of Bellatrix and CNOR in order to earn 33% of Bellatrix's working interest before payout and automatically converting to a 10.67% gross overriding royalty on Bellatrix's pre-joint venture working interest after payout (being recovery of CNOR's capital investment plus an 8% return on investment). The joint venture funding is available immediately; however, Bellatrix expects the funds to be spent primarily from 2016 through 2018. Between Grafton and CNOR, a total of $500 million has been committed to the development of Bellatrix's lands.

Transfer of Listing from NYSE MKT to the New York Stock Exchange

On October 1, 2014, Bellatrix announced the transfer of the listing of its common shares from NYSE MKT to the NYSE. Bellatrix's common shares began trading on the NYSE on Monday, October 6, 2014, under its current trading symbol "BXE". The Company's common shares also continue to be listed for trading on the TSX, which will continue unaffected by the transfer to the NYSE.

Financial highlights for the three and nine months ended September 30, 2014 include:

- For the first nine months of 2014, Bellatrix recognized a net profit of $108.3 million, compared to a net profit of $49.5 million in the same period of 2013. Bellatrix's net profit for Q3 2014 was $44.9 million, compared to a net profit of $29.5 million in Q3 2013.

- Revenue for the first nine months of 2014 was $453.3 million, an increase of 117% from $208.4 million in the same period in 2013. Q3 2014 revenue was $137.4 million, 101% higher than the $68.3 million recognized in Q3 2013. The increase in revenue between the periods was primarily due to higher sales volumes for all products, in conjunction with higher realized natural gas prices, partially offset by lower realized crude oil, condensate, and NGL prices in Q3 2014 compared to Q3 2013.

- Funds flow from operations for the first nine months of 2014 was $209.0 million ($1.16 per basic share), up 101% from $104.1 million ($0.96 per basic share) in the first nine months of 2013. Funds flow from operations for Q3 2014 was $60.3 million ($0.32 per basic share), up 101% from $30.0 million ($0.28 per basic share) in Q3 2013. The increase in funds flow from operations between the three months ended September 30, 2014 and the same period in 2013 was principally attributable to higher sales volumes and revenues, partially offset by increased expenses associated with the increase in sales volumes and a higher net realized loss on commodity contracts in the 2014 period.

- Crude oil, condensate and NGLs produced 52% and 55% of petroleum and natural gas sales revenue for the three and nine month periods ended September 30, 2014, respectively.

- Production expenses for the nine months ended September 30, 2014 were $8.27/boe ($82.2 million), compared to $8.76/boe ($50.5 million) for the same period in 2013. Production expenses for Q3 2014 were $8.85/boe ($30.8 million), compared to $8.98/boe ($18.1 million) for Q3 2013 and $7.80/boe ($25.8 million) for Q2 2014.

- Operating netbacks including risk management for the nine months ended September 30, 2014 were $23.41/boe, up from $21.13/boe in the first nine months of 2013. Operating netbacks excluding risk management for the nine months ended September 30, 2014 were $27.60/boe, compared with $20.64/boe in the same period in 2013. The netback increased between the periods as a result of higher commodity prices and reduced production expenses, partially offset by higher royalties and transportation expenses.

- Operating netbacks including risk management for Q3 2014 were $19.67/boe, up from $18.43/boe in Q3 2013. Operating netbacks excluding risk management for Q3 2014 were $21.57/boe, up from $19.85/boe in Q3 2013. The increase in netback before including risk management between the periods was primarily the result of higher commodity prices and reduced production expenses, partially offset by higher royalty and transportation expenses.

- G&A expenses for the nine months ended September 30, 2014 were $1.63/boe ($16.2 million), compared to $1.85/boe ($10.7 million) in the same period in 2013. G&A expenses for Q3 2014 decreased on a per boe basis to $1.75/boe ($6.1 million), compared to $2.26/boe ($4.5 million) for Q3 2013.

- As at September 30, 2014, Bellatrix had $222.3 million undrawn on its total $625 million credit facilities.

- Total net debt as of September 30, 2014 was $470.1 million.

Commodity Price Risk Management

As of November 3, 2014, the Company has entered into the following commodity price risk management arrangements:

Type	Period	Volume	Price Floor		Price Ceiling		Index
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$	93.30 US	$	93.30 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$	94.00 CDN	$	94.00 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$	95.00 US	$	95.00 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$	95.22 CDN	$	95.22 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$	98.30 CDN	$	98.30 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,000 bbl/d	$	99.50 CDN	$	99.50 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$	99.60 CDN	$	99.60 CDN	WTI
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$	3.30 CDN	$	3.30 CDN	AECO
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$	3.60 CDN	$	3.60 CDN	AECO
Natural gas fixed	July 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$	3.71 CDN	$	3.71 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$	3.79 CDN	$	3.79 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$	3.80 CDN	$	3.80 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$	3.85 CDN	$	3.85 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$	3.84 CDN	$	3.84 CDN	AECO
Natural gas fixed	March 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$	4.14 CDN	$	4.14 CDN	AECO

Outlook

Business Prospects and 2014 Year Outlook

Bellatrix continues to develop its core assets and conduct exploration programs utilizing its large inventory of geological prospects. Based on the timing of proposed expenditures, normal production declines and execution of its 2014 capital budget of $530 million including tuck-in acquisitions completed in the third quarter of 2014, the Company expects 2014 average daily production guidance of approximately 38,500 boe/d and to exit the year within the range of approximately 45,000 to 47,000 boe/d. Bellatrix is in the process of installing additional compression and gas gathering infrastructure that will enable the Company to increase production to existing and access additional midstream gas processing facilities.

Preliminary 2015 Outlook

The Board of Directors has approved an initial $450 million net capital budget for 2015. Our focus in 2015 will remain on execution of strategic priorities including key infrastructure projects and construction of Phase 1 of our 110 mmcf/d deep cut gas plant at Alder Flats, which remains on schedule and on budget, with an expected in-service date of July 1, 2015. Based on timing of our forecast expenditures, and anticipated production processing availability, we anticipate achieving full year 2015 average daily production of approximately 48,000 to 49,000 boe/d; this represents approximately 26% forecast production growth using the midpoint of our initial 2015 average volume guidance compared with our current 2014 full year average outlook.

Infrastructure investments made through 2014 and into 2015 are expected to provide improved operational reliability and reduced impacts from third party facility downtime, provide increased revenue and netback contribution from higher liquids extraction of our natural gas streams, and continue to reduce our already low operating cost profile. Given its superior liquids extraction capability and reductions to operating costs, the proposed Alder Flats deep cut plant has an estimated payback period of two years. Despite this relatively quick payback, it also provides significant strategic value, and anchors long term development of our multi-billion dollar inventory of low risk development well locations.

Near term catalysts include the completion of strategic infrastructure projects expected to be on-stream in December. This includes both the addition of booster compression at our 13-5 compressor station, and the construction of the Twin Rivers pipeline. These projects in combination are expected to increase gross processing capability of approximately 30 to 40 mmcf/d; representing potential increased processing capability net to Bellatrix of approximately 3,000 to 4,000 boe/d, based on forecast working interest volumes.

Additionally, construction and tie-in of new pipelines early in the second quarter of 2015, and additional liquids handling capability at an existing third party gas plant in mid-2015 is expected to provide further gross processing capability of approximately 60 mmcf/d. Finally the two Phases of our proposed Alder Flats deep cut gas plant is anticipated to add 110 mmcf/d capacity by July 2015, expanding to 220 mmcf/d total by April 2016. In combination, these strategic endeavors provide for potential volume growth and total processing capability net to Bellatrix' working interest of over 80,000 boe/d by mid-2016.

We remain excited about the future prospects for the Company and remain steadfast in our approach to diuturnal value creation for shareholders.

Raymond G. Smith, P. Eng.
President and CEO
November 3, 2014

Note:

A conference call to discuss Bellatrix's 2014 third quarter financial and operating results and address investor questions will be held on November 4, 2014 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available until November 11, 2014 by calling 1-855-859-2056 or 416-849-0833 and entering passcode 15300817 followed by the pound sign.

The Company's current corporate presentation is available at www.bellatrixexploration.com.



MANAGEMENT'S DISCUSSION AND ANALYSIS

November 3, 2014 – The following Management's Discussion and Analysis of financial results ("MD&A") as provided by the management of Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended September 30, 2014 and the audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012, and the related MD&A of financial results as disclosure which is unchanged from such MD&A may not be repeated herein. This commentary is based on information available to, and is dated as of, November 3, 2014. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

TEST RATES AND INITIAL PRODUCTION RATES: Test rates and initial production rates disclosed herein may not necessarily be indicative of long-term performance or ultimate recovery.

NON-GAAP MEASURES: This MD&A and the accompanying report to shareholders contains the terms of operating netbacks and total capital expenditures - net, which are not recognized measures under generally accepted accounting principles ("GAAP"). Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from revenues before other income. Management believes this measure is a useful supplemental measure of the amount of revenues received after transportation, royalties and operating expenses. Readers are cautioned, however, that this measure should not be construed as an alternative to net profit or loss determined in accordance with GAAP as a measure of performance. Bellatrix's method of calculating this measure may differ from other entities, and accordingly, may not be comparable to measures used by other companies. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company's decommissioning liabilities, and share based compensation.

This MD&A and the accompanying report to shareholders also contain the terms total net debt, net debt, and adjusted working capital deficiency (excess), which also are not recognized measures under GAAP. Therefore reference to the non-GAAP measures of net debt, total net debt, or adjusted working capital deficiency (excess) may not be comparable with the calculation of similar measures for other entities. The Company's 2014 calculation of total net debt excludes deferred lease inducements, long-term commodity contract liabilities, decommissioning liabilities, the long-term finance lease obligation, and the deferred tax liability. Net debt and total net debt include the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements. For the comparative 2013 calculation, net debt also excludes the liability component of convertible debentures which were then outstanding. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

This MD&A and the accompanying report to shareholders also contain the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this MD&A. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

DISCLOSURES: Due to immateriality, the Company has combined the previously separated disclosure of "Heavy Oil" revenue, volumes, pricing, production expenses and royalties into "Crude Oil and condensate" revenue, volumes, pricing, production expenses and royalties for the three and nine month periods ending September 30, 2014. Prior periods have been adjusted for comparative purposes.

JOINT ARRANGEMENTS: Bellatrix is a partner of the following joint arrangements, which have been classified under International Financial Reporting Standards ("IFRS") as joint operations. This classification is on the basis that the arrangement is not conducted through a separate legal entity and the partners are legally obligated to pay their share of costs incurred and take their share of output produced from the various production areas. For purposes of disclosure throughout the MD&A and financial statements, Bellatrix has referred to these arrangements by the common oil and gas industry term of joint ventures.

GRAFTON JOINT VENTURE – On April 10, 2014, Bellatrix announced that Grafton Energy Co I Ltd. ("Grafton") elected to exercise an option to increase committed capital investment to the joint venture (the "Grafton Joint Venture") with Grafton established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture. The Grafton Joint Venture properties are in the Willesden Green and Brazeau areas of West-Central Alberta, whereby Grafton will contribute 82%, or $250 million, to the joint venture to participate in a Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix's working interest ("WI") in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% internal rate of return) on the total program, reverting to 33% of Bellatrix's WI after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty ("GORR") on Bellatrix's pre-Grafton Joint Venture WI.

On September 30, 2014, Bellatrix announced the formation of a new multi-year joint venture arrangement with Canadian Non-Operated Resources Corp. ("CNOR"), a non-operated oil and gas company managed by Grafton Asset Management Inc. pursuant to which CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's extensive undeveloped land holdings. Under the terms of the agreement, CNOR will pay 50% of the drilling, completion, equipping and tie-in capital expenditures associated with development plans to be proposed by Bellatrix and approved by a management committee comprised of representatives of Bellatrix and CNOR in order to earn 33% of Bellatrix's working interest before payout and automatically converting to a 10.67% gross overriding royalty on Bellatrix's pre-joint venture working interest after payout (being recovery of CNOR's capital investment plus an 8% return on investment). Between Grafton and CNOR, a total of $500 million has been committed to the development of Bellatrix's lands.

DAEWOO AND DEVONIAN PARTNERSHIP – Bellatrix has a joint venture arrangement (the "Daewoo and Devonian Partnership") with Canadian subsidiaries of two Korean entities, Daewoo International Corporation ("Daewoo") and Devonian Natural Resources Private Equity Fund ("Devonian") in the Baptiste area of West-Central Alberta, whereby Daewoo and Devonian own a combined 50% of Bellatrix's WI share of producing assets, an operated compressor station and gathering system and related land acreage.

TROIKA JOINT VENTURE – Bellatrix has a joint venture (the "Troika Joint Venture") with TCA Energy Ltd. ("TCA") in the Ferrier Cardium area of West-Central Alberta, whereby Troika will contribute 50% or $120 million towards a capital program for drilling of an expected 63 gross wells and will receive a 35% WI until payout (being recovery of TCA's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's WI.

Additional information relating to the Company, including the Bellatrix's Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS: Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements including management's assessment of future plans, operations and strategy, drilling plans and the timing thereof, commodity price risk management strategies, 2014 capital expenditure budget, the nature of expenditures and the method of financing thereof, anticipated liquidity of the Company and various matters that may impact such liquidity, expected 2014 production expenses, general and administrative expenses, royalty rates and operating costs, expected costs to satisfy drilling commitments and method of funding drilling commitments, commodity prices and expected volatility thereof, estimated amount and timing of incurring decommissioning liabilities, estimated capital expenditures and wells to be drilled under joint venture agreements, the ability to fund the 2014 capital expenditure program utilizing various available sources of capital, expected 2014 production growth, average daily production and exit rate, plans to continue commodity risk management strategies, timing of redetermination of borrowing base, plans for additional facilities and infrastructure and timing and effects thereof, expected timing of expenditure of funds under the joint venture arrangement with CNOR, expected 2014 funds flow from operations and funds flow from operations per share, exit 2014 net debt and ratio of total net debt to annualized estimated fourth quarter 2014 funds flow from operations, 2015 net capital expenditure budget and estimated 2015 average production, timing of commissioning of new facility and payout period, and impact of infrastructure investments may constitute forward-looking statements under applicable securities laws. Included herein are estimates of Bellatrix's 2014 funds flow from operations and funds flow from operations per share, exit 2014 net debt and ratio of total net debt to annualized estimated fourth quarter 2014 funds flow from operations based on the assumptions provided herein and other assumptions utilized in arriving at Bellatrix's budget. To the extent such estimates constitute a financial outlook, they were approved by management on November 3, 2014 and are included herein to provide readers with an

understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could effect Bellatrix's operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Overview and Description of the Business

Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") is a western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and, effective October 6, 2014, on the NYSE, under the symbol "BXE".

Cardium and Mannville Consolidation Efforts

During the third quarter of 2014, Bellatrix completed a tuck-in acquisition of working-interests in the Company's core Ferrier area in West Central Alberta, extending the Company's Cardium resource play. The acquired assets included low decline rate net production of approximately 300 boe/d (24% oil and liquids and 76% natural gas). The acquisition included 8 gross (7.0 net) sections of Cardium mineral rights and 3 gross (1.2 net) sections of Mannville prospective lands. The Company estimates the acquired acreage to contain 18 gross (16.1 net) low risk Cardium development locations, which are adjacent to Bellatrix's core land base in the Ferrier area. Bellatrix acquired the assets for a net purchase price of $13.9 million, which was funded using the Company's existing credit facilities.

In addition, during the third quarter of 2014 Bellatrix was active in recent Alberta land sales acquiring 2 gross (2.0 net) sections of Mannville and Cardium mineral rights in the highly prospective Alder Flats area in Central Alberta for $4.4 million. Bellatrix also acquired additional working interests in multiple existing properties for a total cost of $13.7 million after adjustments.

Subsequent to September 30, 2014, Bellatrix entered into a farmin arrangement encompassing 12 gross (9.4 net) sections of Mannville rights and 6 gross (3.5 net) sections of Cardium rights in the Ferrier area of West Central Alberta. Under the arrangement, Bellatrix has committed to drill a minimum of 6 Cardium wells and 6 Mannville wells. By drilling these wells, Bellatrix will earn the farmor's entire working interest in either the Cardium or Mannville for each section drilled, but reserving a 15% gross overriding royalty payable on Mannville wells and a 7.5% to 12% gross overriding royalty payable on Cardium wells to the farmee. After drilling all commitment wells, Bellatrix has the right to drill additional option wells to earn the remaining sections of Cardium and Mannville rights on similar terms. Additionally, subsequent to September 30, 2014, the Company acquired tuck-in working interests in one of its key operational areas.

Grafton $250 Million Additional Commitment

On September 30, 2014, Bellatrix announced the formation of a new multi-year joint venture arrangement with CNOR, a non-operated oil and gas company managed by Grafton Asset Management Inc. pursuant to which CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's extensive undeveloped land holdings.

Under the terms of the agreement, CNOR will pay 50% of the drilling, completion, equipping and tie-in capital expenditures associated with development plans to be proposed by Bellatrix and approved by a management committee comprised of representatives of Bellatrix and CNOR in order to earn 33% of Bellatrix's working interest before payout and automatically converting to a 10.67% gross overriding royalty on Bellatrix's pre-joint venture working interest after payout (being recovery of CNOR's capital investment plus an 8% return on investment). The joint venture funding is available immediately; however, Bellatrix expects the funds to be spent primarily from 2016 through 2018. Between Grafton and CNOR, a total of $500 million has been committed to the development of Bellatrix's lands.

Transfer of Listing from NYSE MKT to the New York Stock Exchange

On October 1, 2014, Bellatrix announced the transfer of the listing of its common shares from NYSE MKT to the NYSE. Bellatrix's common shares began trading on the NYSE on Monday, October 6, 2014, under its current trading symbol "BXE". The Company's common shares also continue to be listed for trading on the TSX, which will continue unaffected by the transfer to the NYSE.

Third Quarter 2014 Financial and Operational Results

Sales Volumes

Sales volumes for the three months ended September 30, 2014 increased by 73% to an average of 37,838 boe/d compared to 21,852 boe/d in the same period of 2013. Total crude oil, condensate and NGLs averaged approximately 31% of sales volumes for the third quarter of 2014, compared to 28% in the third quarter of 2013. Sales volumes for the nine months ended September 30, 2014 averaged 36,420 boe/d, compared to 21,108 boe/d for the same period in 2013, representing a 73% increase. The increases in total sales volumes experienced in the three and nine month periods were primarily a result of a $270.2 million increase in capital expenditures between the nine month period ending September 30, 2014 and the comparative period in 2013, Bellatrix's ongoing successful drilling activity in the Cardium and Notikewin/Falher resource plays, and additional sales volumes acquired through the acquisition of Angle Energy Inc. ("Angle") in December, 2013. The increase in sales volumes between the periods was also attributable in part to the Grafton Joint Venture, the Daewoo and Devonian Partnership entered into by the Company during the third quarter of 2013, and the Troika Joint Venture entered into by the Company during the fourth quarter of 2013 as Bellatrix was able to accelerate and expand its drilling activity through these joint venture arrangements. These positive impacts to Bellatrix's sales volumes realized in the nine months ended September 30, 2014 were offset partially by outages and delays due to scheduled and unscheduled temporary plant turnarounds. As previously announced, two third-party operated gas processing facilities in the Ferrier/Willesden Green area were shut-in for unplanned additional turnaround days, curtailing the Company's production. Capital expenditures for the nine months ended September 30, 2014 were $458.0 million, compared to $187.8 million during the same nine month period in 2013, reflective of the Company's increased drilling program and infrastructure development in the first nine months of 2014 compared to the same period in 2013.

Sales Volumes

		Three months ended September 30,		Nine months ended September 30,	
		2014	2013	2014	2013
Crude oil and condensate	(bbls/d)	5,566	3,449	6,403	3,739
NGLs (excluding condensate)	(bbls/d)	6,065	2,739	5,819	2,387
Total crude oil, condensate and NGLs	(bbls/d)	11,631	6,188	12,222	6,126
Natural gas	(mcf/d)	157,244	93,982	145,190	89,891
Total sales volumes (6:1 conversion)	(boe/d)	37,838	21,852	36,420	21,108

During the third quarter of 2014, Bellatrix drilled and/or participated in 35 gross (17.5 net) wells, consisting of 13 gross (7.1 net) Cardium oil wells, 13 gross (6.3 net) Spirit River Interval liquids-rich gas wells, and 9 gross (4.1 net) Cardium gas wells. Bellatrix's drilling activity in the third quarter of 2014 was weighted 37% towards oil wells, and 63% towards gas wells. In the nine months ended September 30, 2014, Bellatrix posted a 100% success rate drilling and/or participating in 98 gross (52.0 net) wells, resulting in 60 gross (34.4 net) Cardium light oil horizontal oil wells, 27 gross (12.4 net) Spirit River Interval liquids-rich gas wells, and 11 gross (5.2 net) Cardium gas wells. Bellatrix's drilling activity in the first nine months of 2014 was weighted 61% towards oil wells, and 39% towards gas wells.

By comparison, during the third quarter of 2013, Bellatrix drilled and/or participated in 19 gross (8.6 net) wells, consisting of 10 gross (5.0 net) Cardium light oil horizontal wells, and 9 gross (3.6 net) Spirit River Interval liquids-rich gas wells. Bellatrix's drilling activity in the third quarter of 2013 was weighted 53% towards oil wells, and 47% towards gas wells.

During the first nine months of 2013, Bellatrix drilled and/or participated in 45 gross (30.7 net) wells, which included 33 gross (25.0 net) Cardium light oil horizontal wells, and 12 gross (5.7 net) Spirit River Interval liquids-rich gas horizontal wells. Bellatrix's drilling activity in the first nine months of 2013 was weighted 73% towards oil wells, and 27% towards gas wells.

For the third quarter of 2014, crude oil, condensate and NGL sales volumes increased by 88%, averaging 11,631 bbls/d, compared to 6,188 bbls/d in the comparative 2013 period. During the nine months ended September 30, 2014, crude oil, condensate and NGL sales volumes doubled, averaging 12,222 bbls/d, compared to 6,126 bbls/d in the first nine months of 2013. The weighting towards crude oil, condensate and NGLs for the three and nine months ended September 30, 2014 was 31% and 34%, compared to 28% and 29% in the same periods in 2013, respectively.

Sales of natural gas averaged 157.2 mmcf/d during the three months ended September 30, 2014, compared to 94.0 mmcf/d in the same period in 2013, an increase of 67%. Sales of natural gas increased by 62% during the first nine months of 2014 to 145.2 mmcf/d, compared to 89.9 mmcf/d in the first nine months of 2013.

A net capital budget of $530 million including tuck-in acquisitions completed in the third quarter of 2014 has been set for fiscal 2014. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the $530 million 2014 budget is anticipated to provide 2014 average daily production of approximately 38,500 boe/d and an exit rate of approximately 45,000 to 47,000 boe/d.

Commodity Prices

Average Commodity Prices

	Three months ended September 30,			Nine months ended September 30,		
	2014	2013	% Change	2014	2013	% Change
Exchange rate *(US$/CDN$)*	0.9185	0.9629	(5)	0.9138	0.9773	(6)
Crude oil:						
WTI *(US$/bbl)*	97.25	105.81	(8)	99.62	98.20	1
Edmonton par – light oil *($/bbl)*	97.23	105.17	(8)	100.97	95.57	6
Bellatrix's average prices *($/bbl)*						
Crude oil and condensate	90.39	101.78	(11)	97.70	94.92	3
NGLs (excluding condensate)	43.20	48.65	(11)	47.43	42.76	11
Total crude oil and NGLs	65.78	78.27	(16)	73.77	74.60	(1)
Total crude oil and NGLs (including risk management [1])	61.46	69.86	(12)	68.04	72.11	(6)
Natural gas:						
NYMEX *(US$/mmbtu)*	3.95	3.56	11	4.41	3.69	20
AECO daily index *(CDN$/mcf)*	4.02	2.43	65	4.81	3.05	58
AECO monthly index *(CDN$/mcf)*	4.22	2.82	50	4.55	3.16	44
Bellatrix's average price *($/mcf)*	4.44	2.68	66	5.08	3.34	52
Bellatrix's average price (including risk management [1]) *($/mcf)*	4.30	2.90	48	4.51	3.62	25

[1] *Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.*

For crude oil and condensate, Bellatrix recorded an average price of $90.39/bbl before commodity price risk management contracts during the three months ended September 30, 2014, a decrease of 11% from the average price of $101.78/bbl received in the third quarter of 2013. In comparison, the Edmonton par price decreased by 8% and the average WTI crude oil benchmark price decreased by 8% between the third quarters of 2014 and 2013. During the nine months ended September 30, 2014, Bellatrix recorded an average price of $97.70/bbl before commodity price risk management contracts for crude oil and condensate, 3% higher than the average price of $94.92/bbl received in the comparative 2013 period. In comparison, the Edmonton par price increased by 6%, and the average WTI crude oil benchmark price increased by 1% between the first nine months of 2014 and 2013.

The average US$/CDN$ foreign exchange rate decreased by 6% to 0.9138 for the nine months ended September 30, 2014 from an average rate of 0.9773 in the corresponding period in 2013.

Bellatrix's average realized price for NGLs (excluding condensate) was $43.20/bbl during the three months ended September 30, 2014, a decrease of 11% from the $48.65/bbl received in the third quarter of 2013. For the nine months ended September 30, 2014, Bellatrix received an average NGL price of $47.43/bbl, an 11% increase from the $42.76/bbl received in the comparative 2013 period. The overall increase in NGL pricing between the 2014 and 2013 nine-month periods is largely attributable to changes in NGL market supply conditions between the periods.

Bellatrix's natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix's natural gas sold has a higher heat content than the industry average, which results in slightly higher prices per mcf than the daily AECO index. During the three months ended September 30, 2014, the AECO daily reference price increased by 65% and the AECO monthly reference price increased by approximately 50% compared to the third quarter of 2013. Bellatrix's natural gas average sales price before commodity price risk management contracts for the three months ended September 30, 2014 increased by 66% to $4.44/mcf compared to $2.68/mcf in the comparative 2013 period. During the first nine months of 2014, the AECO daily reference price increased by 58% and the AECO monthly reference price increased by 44% compared to the same period in 2013. Bellatrix's average natural gas sales price before commodity price risk management contracts for the nine months ended September 30, 2014 increased by 52% to $5.08/mcf compared to $3.34/mcf in the first nine months of 2013. Bellatrix's natural gas average prices after including commodity price risk management contracts for the three and nine months ended September 30, 2014 were $4.30/mcf and $4.51/mcf, compared to $2.90/mcf and $3.62/mcf in the same periods in 2013, respectively.

Revenue

Revenue before other income, royalties and commodity price risk management contracts increased by 99% to $134.6 million for the three months ended September 30, 2014, compared to $67.7 million realized in the third quarter of 2013. Revenue before other income, royalties, and commodity price risk management contracts for the nine months ended September 30, 2014 was $447.6 million, 117% higher than the $206.6 million realized in the first nine months of 2013. In the nine months ended September 30, 2014, Bellatrix increased light oil, condensate, natural gas, and NGL sales volumes due primarily to Bellatrix's ongoing successful drilling activity, a 70% increase in wells drilled between the 2013 and 2014 nine month periods, and additional sales volumes realized from the acquisition of Angle in December of 2013. The higher realized revenue before other income between the 2014 and 2013 nine month periods was attributable to these increases to sales volumes for all products in conjunction with higher realized prices for all commodities experienced in the first nine months of 2014.

Crude oil and NGLs revenue before other income, royalties and commodity price risk management contracts for the third quarter of 2014 increased from the same period in 2013 by approximately 58%, resulting from 88% higher sales volumes partially offset by reduced realized crude oil, condensate, and NGL prices when compared to the third quarter of 2013. Revenue before other income, royalties and commodity price risk management contracts for crude oil and NGLs for the nine months ended September 30, 2014 increased by 97% compared to the first nine months of 2013, resulting from 100% higher sales volumes in conjunction with increased realized crude oil, condensate, and NGL prices when compared to the same period of 2013.

For the three and nine month periods ending September 30, 2014, total crude oil, condensate and NGL revenues contributed 52% and 55% of total revenue before other income, compared to 66% and 60% in the same periods of 2013, respectively.

Natural gas revenue before other income, royalties and commodity price risk management contracts increased by 177% in the three months ended September 30, 2014 compared to the third quarter of 2013 as a result of a 66% increase in realized gas prices before risk management in conjunction with a 67% increase in sales volumes between the periods. For the nine months ended September 30, 2014, natural gas revenue before other income, royalties and commodity price risk management contracts increased by 146% compared to the first nine months of 2013 as a result of a 52%

increase in realized gas prices before risk management, in conjunction with a 62% increase in sales volumes between the periods.

($000s)	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Crude oil and condensate	46,286	32,300	170,774	96,890
NGLs (excluding condensate)	24,105	12,257	75,354	27,870
Crude oil and NGLs	70,391	44,557	246,128	124,760
Natural gas	64,237	23,160	201,429	81,842
Total revenue (before other income)	134,628	67,717	447,557	206,602
Other income [1]	2,783	612	5,750	1,834
Total revenue (before royalties and risk management)	137,411	68,329	453,307	208,436

[1] Other income primarily consists of processing and other third party income.

Commodity Price Risk Management

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of eighteen months beyond the transaction date. The program is designed to provide price protection on a portion of the Company's future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix's capital expenditure program. Any remaining production is realized at market prices.

A summary of the financial commodity price risk management volumes and average prices by quarter outstanding as of November 3, 2014 is shown in the following tables:

Natural gas
Average Volumes (GJ/d)

	Q4 2014
Fixed	110,000

Average Price ($/GJ AECO C)

	Q4 2014
Fixed price	3.70

Crude oil and liquids
Average Volumes (bbls/d)

	Q4 2014
Fixed (CDN$)	5,000
Fixed (US$)	1,000

Average Price ($/bbl WTI)

	Q4 2014
Fixed price (CDN$/bbl)	96.46
Fixed price (US$/bbl)	94.15

As at September 30, 2014, the fair value of Bellatrix's outstanding commodity contracts was a net unrealized liability of $5.3 million as reflected in the financial statements. The fair value, or mark-to-market value, of these contracts is based on the estimated amount that would have been received or paid to settle the contracts as at September 30, 2014, and will differ from what will eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Condensed Consolidated Statements of Comprehensive Income within the financial statements.

The following is a summary of the gain (loss) on commodity contracts for the three and nine months ended September 30, 2014 and 2013 as reflected in the Condensed Consolidated Statements of Comprehensive Income:

Commodity contracts

Three months ended September 30, 2014 ($000s)	Crude Oil	Natural Gas	Total
Realized cash loss on contracts	(4,620)	(2,011)	(6,631)
Unrealized gain on contracts [4]	12,772	7,564	20,336
Total gain on commodity contracts	8,152	5,553	13,705

Commodity contracts

Three months ended September 30, 2013 ($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts [3]	(4,783)	1,939	(2,844)
Unrealized loss on contracts [4]	(3,720)	(624)	(4,344)
Total gain (loss) on commodity contracts	(8,503)	1,315	(7,188)

Commodity contracts

Nine months ended September 30, 2014 ($000s)	Crude Oil	Natural Gas	Total
Realized cash loss on contracts [1]	(19,111)	(22,519)	(41,630)
Unrealized gain on contracts [4]	9,660	1,996	11,656
Total loss on commodity contracts	(9,451)	(20,523)	(29,974)

Commodity contracts

Nine months ended September 30, 2013 ($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts [2] [3]	(4,162)	7,035	2,873
Unrealized loss on contracts [4]	(2,202)	(8,449)	(10,651)
Total loss on commodity contracts	(6,364)	(1,414)	(7,778)

[1] In January 2014, the Company settled a 1,500 bbl/d $105.00 US crude call option for the term of February to December 31, 2014 for US $0.5 million.

[2] In January 2013, the Company crystalized and realized $6.5 million in cash proceeds by resetting the fixed prices on natural gas commodity price risk management contracts for the period from April 1, 2013 through to October 31, 2013.

[3] In September 2013, the Company incurred $0.6 million of costs for the settlement of an oil call commodity price risk management contract for the period from November 1, 2013 through to December 31, 2013.

[4] Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

Royalties

For the three months ended September 30, 2014, total royalties incurred were $24.4 million, compared to $8.1 million incurred in the third quarter of 2013. Overall royalties as a percentage of revenue (after transportation costs) in the third quarter of 2014 were 19% compared with 12% in the same period in 2013. For the nine months ended September 30, 2014, total royalties incurred were $78.8 million compared to $32.5 million incurred in the same period of 2013. Overall royalties as a percentage of revenue (after transportation costs) in the first nine months of 2014 were 18%, compared with 16% in the same period in 2013.

Royalties by Commodity Type	Three months ended September 30,		Nine months ended September 30,	
($000s, except where noted)	2014	2013	2014	2013
Crude oil, condensate and NGLs	16,394	6,349	51,376	25,922
$/bbl	15.32	11.15	15.40	15.50
Average crude oil, condensate and NGLs royalty rate (%)	23	14	21	21
Natural Gas	7,978	1,767	27,398	6,540
$/mcf	0.55	0.20	0.69	0.27
Average natural gas royalty rate (%)	12	8	14	8
Total	24,372	8,116	78,774	32,462
Total $/boe	7.00	4.04	7.92	5.63
Average total royalty rate (%)	19	12	18	16

Royalties by Type

($000s)	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Crown royalties	7,746	5,127	25,550	10,836
Indian Oil and Gas Canada ("IOGC") royalties	5,495	(1,475)	15,754	6,652
Freehold & GORR	11,131	4,464	37,470	14,974
Total	24,372	8,116	78,774	32,462

The Company's light crude oil, condensate and NGLs, and natural gas royalties are impacted by lower royalties on more recent wells in their early years of production under the Alberta royalty incentive program. This is offset by increased royalty rates on wells coming off initial royalty incentive rates and wells drilled on Ferrier lands with higher combined IOGC and GORR royalty rates.

Light crude oil, condensate and NGL royalties, and total royalties recognized in the third quarter of 2013 were reduced by $3.7 million in adjustments relating to prior period 2012 and 2013 estimates of condensate and NGL royalties for Ferrier area wells paying IOGC royalties with royalty incentive programs. These adjustments arose as a result of clarification of the interpretation of the royalty incentive rates in certain contracts.

EXPENSES

($000s)	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Production	30,820	18,054	82,248	50,495
Transportation	4,360	1,651	12,118	4,758
General and administrative	6,103	4,548	16,164	10,633
Interest and financing charges [1]	4,784	3,560	13,377	10,146
Share-based compensation	340	2,314	5,177	4,005

[1] Does not include financing charges in relation to the Company's accretion of decommissioning liabilities.

Expenses per boe

($ per boe)	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Production	8.85	8.98	8.27	8.76
Transportation	1.25	0.81	1.22	0.82
General and administrative	1.75	2.26	1.63	1.85
Interest and financing charges	1.37	1.77	1.35	1.76
Share-based compensation	0.10	1.15	0.52	0.70

Production Expenses

For the three and nine months ended September 30, 2014, production expenses totaled $30.8 million ($8.85/boe) and $82.2 million ($8.27/boe), compared to $18.1 million ($8.98/boe) and $50.5 million ($8.76/boe) in the same periods of 2013, respectively. In the three and nine month periods ended September 30, 2014, production expenses increased overall but decreased on a per boe basis when compared to the same periods in 2013. The decrease in production expenses per boe between the 2013 and 2014 periods was due to continued field optimization projects and increased production in areas of Ferrier and Harmattan with lower production expenses, as well as reduced natural gas gathering fees due to lower rate contracts executed during 2014.

Bellatrix is targeting production expenses of approximately $111.7 million ($7.95/boe) in the 2014 year, which is a reduction from the $8.74/boe production expenses incurred for the 2013 year. This is based upon assumptions of estimated 2014 average production of approximately 38,500 boe/d, continued field optimization work and planned capital expenditures in producing areas which are anticipated to lower production expenses.

Production Expenses by Commodity Type

($000s, except where noted)	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Crude oil, condensate and NGLs	9,275	5,264	27,074	20,012
$/bbl	8.67	9.25	8.11	11.97
Natural gas	21,545	12,790	55,174	30,483
$/mcf	1.49	1.48	1.39	1.24
Total Production Expenses	30,820	18,054	82,248	50,495
Total $/boe	8.85	8.98	8.27	8.76
Total Production Expenses	30,820	18,054	82,248	50,495
Processing and other third party income [1]	(2,783)	(612)	(5,750)	(1,834)
Total after deducting processing and other third party income	28,037	17,442	76,498	48,661
Total $/boe	8.05	8.68	7.69	8.44

[1] Processing and other third party income is included within petroleum and natural gas sales in the Condensed Consolidated Statements of Comprehensive Income.

Transportation

Transportation expenses for the three and nine months ended September 30, 2014 were $4.4 million ($1.25/boe) and $12.1 million ($1.22/boe), compared to $1.7 million ($0.81/boe) and $4.8 million ($0.82/boe) in the same periods in 2013, respectively. The increase in transportation costs per boe between the nine month periods of 2013 and 2014 was due to increased fuel costs resulting from higher natural gas pricing realized during the first nine months of 2014, as well as higher hauling costs for crude oil and associated products produced from wells which began producing during the first nine months of 2014.

Operating Netback

Operating Netback – Corporate (before risk management)

($/boe)	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Sales	38.67	33.68	45.01	35.85
Production	(8.85)	(8.98)	(8.27)	(8.76)
Transportation	(1.25)	(0.81)	(1.22)	(0.82)
Royalties	(7.00)	(4.04)	(7.92)	(5.63)
Operating netback	21.57	19.85	27.60	20.64

For the three months ended September 30, 2014, the corporate operating netback (before commodity risk management contracts) increased by 9% to $21.57/boe compared to $19.85/boe in the third quarter of 2013. The higher netback was

primarily the result of increased commodity prices (natural gas prices increased by 155%) and lower production expenses, partially offset by increased royalty and transportation expenses. After including commodity risk management contracts, the corporate operating netback for the three months ended September 30, 2014 was $19.67/boe, compared to $18.43/boe in the third quarter of 2013. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For the nine months ended September 30, 2014, the corporate operating netback (before commodity risk management contracts) was $27.60/boe compared to $20.64/boe in the first nine months of 2013. The 34% increase between the nine month periods was primarily the result of higher commodity prices (natural gas prices increased by 65%) and lower production expenses, partially offset by increased transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the first nine months of 2014 was $23.41/boe, compared to $21.13/boe in the same period in 2013.

Operating Netback – Crude Oil, Condensate and NGLs (before risk management)

($/bbl)	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Sales	65.78	78.27	73.77	74.60
Production	(8.67)	(9.25)	(8.11)	(11.97)
Transportation	(1.29)	(0.82)	(1.23)	(0.86)
Royalties	(15.32)	(11.15)	(15.40)	(15.50)
Operating netback	40.50	57.05	49.03	46.27

Operating netback for crude oil, condensate and NGLs averaged $40.50/bbl for the three months ended September 30, 2014, a 29% decrease from $57.05/bbl realized in the third quarter of 2013. The lower netback was primarily attributable to lower commodity prices in conjunction with higher transportation and royalty expenses, partially offset by reduced production expenses. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the three months ended September 30, 2014 was $36.18/bbl, compared to $48.65/bbl in the same period in 2013.

Operating netback for crude oil, condensate and NGLs increased by 6% to $49.03/bbl for the nine months ended September 30, 2014 from $46.27/bbl realized in the same period in 2013. The increased netback was primarily attributable to reduced production and royalty expenses, partially offset by lower commodity prices and higher transportation expenses. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the first nine months of 2014 was $43.30/bbl, compared to $43.78/bbl in the same period in 2013.

Operating Netback – Natural Gas (before risk management)

($/mcf)	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Sales	4.44	2.68	5.08	3.34
Production	(1.49)	(1.48)	(1.39)	(1.24)
Transportation	(0.21)	(0.14)	(0.20)	(0.13)
Royalties	(0.55)	(0.20)	(0.69)	(0.27)
Operating netback	2.19	0.86	2.80	1.70

For the third quarter of 2014, operating netback for natural gas increased by 155% to $2.19/mcf from $0.86/mcf realized in the same period in 2013. The increased netback between the periods reflected higher natural gas prices, partially offset by increased transportation, and royalty expenses. After including commodity risk management contracts, operating netback for natural gas for the three months ended September 30, 2014 was $2.05/mcf, compared to $1.08/mcf in the same period in 2013.

For the nine months ended September 30, 2014, operating netback for natural gas was $2.80/mcf, an increase of 65% from $1.70/mcf realized in the first nine months of 2013. The increase reflected higher natural gas prices, partially offset by increased production, transportation, and royalty expenses. After including commodity risk management contracts, operating netback for natural gas for the nine months ended September 30, 2014 was $2.23/mcf, compared to $1.98/mcf in the first nine months of 2013.

General and Administrative

General and administrative ("G&A") expenses (after capitalized G&A and recoveries) for the three and nine months ended September 30, 2014 were $6.1 million ($1.75/boe) and $16.2 million ($1.63/boe), compared to $4.5 million ($2.26/boe) and $10.6 million ($1.85/boe) in the same periods of 2013, respectively. The higher G&A expenses in the third quarter of 2014 were primarily reflective of higher compensation costs and related staffing costs as Bellatrix's headcount has increased by 69% between the periods, partially offset by higher recoveries and capitalization. On a per boe basis, G&A expenses for the three months ended September 30, 2014 decreased by 23% when compared to the same period in 2013. Higher sales volumes realized in the three months ended September 30, 2014 more than offset higher overall G&A expense recognized in the 2014 period, which resulted in a lower G&A expense per boe in third quarter of 2014 compared to the third quarter of 2013.

General and Administrative Expenses

($000s, except where noted)	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Gross expenses	13,540	7,006	39,413	19,926
Capitalized	(1,524)	(1,415)	(6,910)	(3,874)
Recoveries	(5,913)	(1,043)	(16,339)	(5,419)
G&A expenses	6,103	4,548	16,164	10,663
G&A expenses, per unit ($/boe)	1.75	2.26	1.63	1.85

Interest and Financing Charges

For the three and nine months ended September 30, 2014, Bellatrix recorded $4.8 million ($1.37/boe) and $13.4 million ($1.35/boe) of interest and financing charges related to bank debt, compared to $3.6 million ($1.77/boe) and $10.1 million ($1.76/boe) in the comparative periods in 2013, respectively, which included amounts relating to the 4.75% convertible debentures outstanding in the comparative period. Bellatrix's convertible debentures were settled during September and October of 2013. The overall increase in interest and financing charges between the third quarters of 2014 and 2013 was primarily due to higher interest charges as the Company carried a higher average debt balance during the third quarter of 2014 compared to the 2013 period. Bellatrix's total net debt at September 30, 2014 of $470.1 million included $402.7 million of bank debt and the net balance being the adjusted working capital deficiency.

Interest and Financing Charges [1]

($000s, except where noted)	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Interest and financing charges	4,784	3,560	13,377	10,146
Interest and financing charges ($/boe)	1.37	1.77	1.35	1.76

[1] Does not include financing charges in relation to the Company's accretion of decommissioning liabilities.

Debt to Funds Flow from Operations Ratio

($000s, except where noted)	Three months ended September 30, 2014	2013	Nine months ended September 30, 2014	2013
Shareholders' equity	1,190,258	439,570	1,190,258	439,570
Long-term debt	402,655	139,295	402,655	139,295
Convertible debentures (liability component)	-	47,335	-	47,335
Adjusted working capital deficiency [2]	67,462	31,577	67,462	31,577
Total net debt [2] at period end	470,117	218,207	470,117	218,207
Debt to funds flow from operations ratio (annualized) [1] [3]				
Funds flow from operations [1] (annualized)	241,364	120,008	278,661	138,813
Total net debt [2] at period end [5]	470,117	218,207	470,117	218,207
Total net debt to periods funds flow from operations ratio (annualized) [3] [5]	1.9x	1.8x	1.7x	1.6x
Debt to funds flow from operations ratio (trailing) [1] [4]				
Funds flow from operations (trailing) [1] [4] [6]	253,190	133,975	253,190	133,975
Total net debt [2] to funds flow from operations ratio [1] (trailing) [4] [5] [6]	1.9x	1.6x	1.9x	1.6x

[1] As detailed previously in this MD&A, funds flow from operations is a term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.

[2] Net debt and total net debt are considered non-GAAP measures. Therefore reference to the non-GAAP measures of net debt or total net debt may not be comparable with the calculation of similar measures for other entities. The Company's 2014 calculation of total net debt excludes deferred lease inducements, long-term commodity contract liabilities, decommissioning liabilities, the long-term finance lease obligation, deferred lease inducements, and the deferred tax liability. Net debt and total net debt include the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and deferred lease inducements. For the comparative 2013 calculation, net debt also excludes the liability component of convertible debentures which were then outstanding. A reconciliation between total liabilities under GAAP and total net debt and net debt as calculated by the Company is found in the MD&A.

[3] For the three months ended September 30, 2014 and 2013, total net debt and net debt to periods funds flow from operations ratio (annualized) is calculated based upon third quarter funds flow from operations annualized.

[4] Trailing periods funds flow from operations ratio annualized is based upon the twelve-month periods ended September 30, 2014 and September 30, 2013.

[5] During part of the 2013 year, Bellatrix had outstanding $55.0 million 4.75% convertible unsecured subordinated debentures (the "convertible debentures"). The convertible debentures were converted or redeemed during September and October of 2013. At September 30, 2013, net debt excluding convertible debentures was $170.9 million, net debt excluding convertible debentures to funds flow from operations ratio (trailing) was 1.3x, and net debt excluding convertible debentures to periods funds flow from operations ratio (annualized) was 1.4x.

[6] The calculations of funds flow from operations (trailing) and total net debt to funds flow from operations ratio (trailing) for September 30, 2014 include Angle funds flow from operations for the twelve-month period ending September 30, 2014.

Reconciliation of Total Liabilities to Total Net Debt and Net Debt

($000s)	As at September 30, 2014	2013
Total liabilities per financial statements	806,300	350,257
Current liabilities (included within working capital calculation below)	(248,903)	(90,125)
Commodity contract liability – long term	-	(1,813)
Decommissioning liabilities	(78,978)	(43,784)
Finance lease obligation	(10,468)	(12,022)
Deferred lease inducements	(2,752)	-
Deferred taxes	(62,544)	(15,883)
Adjusted working capital		
Current assets	(174,277)	(48,408)
Current liabilities	248,903	90,125
Current portion of finance lease	(1,554)	(1,476)
Current portion of deferred lease inducements	(333)	-
Current portion of commodity contract liability	(5,277)	(8,664)
	67,462	31,577
Total net debt	470,117	218,207
Convertible debentures	-	(47,335)
Net debt	470,117	170,872

Share-Based Compensation

For the three months ended September 30, 2014, non-cash share-based compensation expense was $0.3 million compared to $2.3 million in the same period in 2013. The decrease in non-cash share-based compensation expense was primarily a result of a recovery of $1.4 million for Deferred Share Units ("DSUs") (2013: $1.7 million expense), higher capitalized share-based compensation of $1.0 million (2013: $0.4 million), and a lower expense of $0.2 million (2013: $0.3 million) for Restricted Awards ("RAs"), partially offset by a higher expense for the Company's outstanding share options of $2.3 million (2013: $0.6 million), and a higher expense of $0.2 million (2013: $0.1 million) for Performance Awards ("PAs").

Non-cash share-based compensation expense for the nine months ended September 30, 2014 was $5.2 million compared to $4.0 million in the first nine months of 2013. The increase in non-cash share-based compensation expense was primarily a result of a higher expense for the Company's outstanding share options of $5.1 million (2013: $2.2 million), a higher expense of $1.7 million (2013: $0.3 million) for RAs, and a higher of $1.0 million (2013: $0.1 million) for PAs. The increase was partially offset by a lower expense of $0.5 million (2013: $2.5 million) for DSUs and higher capitalized share-based compensation of $3.1 million (2013: $1.1 million).

Depletion and Depreciation

Depletion and depreciation expense for the three and nine month periods ended September 30, 2014 was $43.1 million ($12.39/boe) and $120.5 million ($12.12/boe), compared to $20.6 million ($10.23/boe) and $58.5 million ($10.16/boe) recognized in the same periods in 2013, respectively. For both the three and nine month periods, the increase in depletion and depreciation expense between the periods, on a per boe basis, was primarily a result of a higher cost base and increased future development costs, partially offset by an increase in the reserve base used for the depletion calculation.

For the three months ended September 30, 2014, Bellatrix has included a total of $1.1 billion (2013: $462.6 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $77.5 million (2013: $41.8 million) for estimated salvage. Facilities under construction associated capital of $45.1 million was excluded from the depletable base for the depletion calculation for the three months ended September 30, 2014.

Depletion and Depreciation

($000s, except where noted)	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Depletion and Depreciation	43,144	20,564	120,533	58,531
Per unit ($/boe)	12.39	10.23	12.12	10.16

Impairment of Assets

As at September 30, 2014, Bellatrix determined there were no impairment indicators requiring an impairment test to be performed.

Income Taxes

Deferred income taxes arise from differences between the accounting and tax basis of the Company's assets and liabilities. For the three and nine month periods ended September 30, 2014, the Company recognized a deferred income tax expense of $15.5 million and $37.5 million, compared to $9.8 million and $16.9 million in the same periods in 2013, respectively. The increase in deferred income tax expense for the first nine months of 2014 compared to the same period in 2013 was primarily attributable to the increase in net profit after adjusting for non-deductible tax items realized during the period.

At September 30, 2014, the Company had a total deferred tax liability balance of $62.5 million.

At September 30, 2014, Bellatrix had approximately $1.5 billion in tax pools available for deduction against future income as follows:

($000s)	Rate %	September 30, 2014	September 30, 2013
Intangible resource pools:			
Canadian exploration expenses	100	101,000	39,400
Canadian development expenses	30	761,800	441,900
Canadian oil and gas property expenses	10	99,700	6,900
Foreign resource expenses	10	800	700
Attributed Canadian Royalty Income	(Alberta) 100	-	16,100
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,100	-
Undepreciated capital cost [1]	6 – 55	322,200	98,100
Non-capital losses (expire through 2030)	100	157,100	10,000
Financing costs	20 S.L.	14,100	2,000
		1,472,800	615,100

[1] *Approximately $290.1 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.*

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit

As detailed previously in this MD&A, funds flow from operations is a term that does not have any standardized meaning under GAAP. Bellatrix's method of calculating funds flow from operations may differ from that of other companies, and accordingly, may not be comparable to measures used by other companies. Funds flow from operations is calculated as cash flow from operating activities before decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.

Reconciliation of Cash Flow from Operating Activities and Funds Flow from Operations

($000s)	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Cash flow from operating activities	60,006	25,295	204,369	90,433
Decommissioning costs incurred	880	287	1,016	834
Change in non-cash working capital	(545)	4,420	3,611	12,843
Funds flow from operations	60,341	30,002	208,996	104,110

Bellatrix's cash flow from operating activities for the three months ended September 30, 2014 increased by 137% to $60.0 million ($0.31 per basic share and $0.31 per diluted share) from $25.3 million ($0.23 per basic share and $0.22 per diluted share) generated in the third quarter of 2013. Bellatrix generated funds flow from operations of $60.3 million ($0.32 per basic share and $0.31 per diluted share) in the third quarter of 2014, an increase of 101% from $30.0 million ($0.28 per basic share and $0.25 per diluted share) generated in the comparative 2013 period. The increase in funds flow from operations between the 2014 and 2013 third quarters was principally due to an increase of 73% in production volumes and higher realized natural gas prices, partially offset by reduced realized crude oil, condensate, and NGL prices, a higher net realized loss on commodity contracts in the 2014 period, and increased general and administrative, production, transportation, royalty, and finance expenses.

Bellatrix's cash flow from operating activities for the nine months ended September 30, 2014 of $204.4 million ($1.13 per basic share and $1.12 per diluted share) increased by 126% from $90.4 million ($0.84 per basic share and $0.77 per diluted share) generated in the same period in 2013. Bellatrix generated funds flow from operations of $209.0 million ($1.16 per basic share and $1.14 per diluted share) in the first nine months of 2014, an increase of 101% from $104.1 million ($0.96 per basic share and $0.89 per diluted share) generated in the first nine months of 2013. The increase in funds flow from operations between the 2014 and 2013 periods was principally due to an increase of 73% in production volumes and higher realized prices for all commodities, partially offset by a net realized loss on commodity contracts compared to a net realized gain in the 2013 period, as well as higher general and administrative, production, transportation, royalty, and finance expenses.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark–to–market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit.

For the three months ended September 30, 2014, Bellatrix recognized a net profit of $44.9 million ($0.23 per basic share and $0.23 per diluted share), compared to a net profit of $29.5 million ($0.27 per basic share and $0.25 per diluted share) in the third quarter of 2013. The higher net profit recorded in the third quarter of 2014 compared to the 2013 third quarter was primarily the result of increased funds from operating activities as noted above, an unrealized gain on commodity contracts in the 2014 third quarter compared to an unrealized loss in the comparative 2013 period, lower stock-based compensation expense, and a gain on property acquisition recognized in the third quarter of 2014. These positive impacts to net profit were partially offset by increased depletion and depreciation, and a lower gain on property dispositions recognized in the third quarter of 2014 compared to the same period in 2013.

For the nine months ended September 30, 2014, Bellatrix recognized a net profit of $108.3 million ($0.60 per basic share and $0.59 per diluted share), compared to a net profit of $49.5 million ($0.46 per basic share and $0.43 per diluted share) in the same period in 2013. The higher net profit recorded in the first nine months of 2014 compared to the same period in 2013 was primarily the result of increased funds from operating activities as noted above, a higher gain on property dispositions and acquisitions, and an unrealized gain on commodity contracts in the first nine months of 2014 compared to an unrealized loss in the comparative 2013 period. These positive impacts to net profit were partially offset by increased depletion and depreciation, stock-based compensation, and deferred tax expenses in the first nine months of 2014 compared to the same period of 2013.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit

($000s, except per share amounts)	Three months ended September 30, 2014	2013	Nine months ended September 30, 2014	2013
Cash flow from operating activities	60,006	25,295	204,369	90,433
Basic ($/share)	0.31	0.23	1.13	0.84
Diluted ($/share)	0.31	0.22	1.12	0.77
Funds flow from operations	60,341	30,002	208,996	104,110
Basic ($/share)	0.32	0.28	1.16	0.96
Diluted ($/share)	0.31	0.25	1.14	0.89
Net profit	44,874	29,453	108,293	49,480
Basic ($/share)	0.23	0.27	0.60	0.46
Diluted ($/share)	0.23	0.25	0.59	0.43

Capital Expenditures

Bellatrix invested $167.8 million and $458.0 million in capital expenditures during the three and nine months ended September 30, 2014, compared to $49.5 million and $187.8 million in the three and nine months ended September 30, 2013, respectively.

Capital Expenditures

($000s)	Three months ended September 30, 2014	2013	Nine months ended September 30, 2014	2013
Lease acquisitions and retention	7,077	1,124	13,815	7,965
Geological and geophysical	28	35	1,704	93
Drilling and completion costs	75,796	30,233	227,335	130,157
Facilities and equipment	55,644	10,754	179,740	41,563
Capital – exploration and development [(1)]	138,545	42,146	422,594	179,778
Capital – corporate assets [(2)]	1,656	4,306	7,817	4,988
Property acquisitions	27,589	3,000	27,571	3,000
Total capital expenditures – cash	167,790	49,452	457,982	187,766
Property dispositions – cash	-	(54,242)	(8,374)	(54,242)
Total net capital expenditures – cash	167,790	(4,790)	449,608	133,542
Other – non-cash [(3)]	3,642	845	12,233	324
Total capital expenditures - net	171,432	(3,945)	461,841	133,848

[(1)] Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
[(2)] Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.
[(3)] Other includes non-cash adjustments for the current period's decommissioning liabilities and share based compensation.

During the third quarter of 2014, Bellatrix drilled and/or participated in 35 gross (17.5 net) wells, consisting of 13 gross (7.1 net) Cardium oil wells, 13 gross (6.3 net) Spirit River Interval liquids-rich gas wells, and 9 gross (4.1 net) Cardium gas wells. In the nine months ended September 30, 2014, Bellatrix posted a 100% success rate drilling and/or participating in 98 gross (52.0 net) wells, resulting in 60 gross (34.4 net) Cardium light oil horizontal oil wells, 27 gross (12.4 net) Spirit River Interval liquids-rich gas wells, and 11 gross (5.2 net) Cardium gas wells.

By comparison, during the third quarter of 2013, Bellatrix drilled and/or participated in 19 gross (8.6 net) wells, consisting of 10 gross (5.0 net) Cardium light oil horizontal wells, and 9 gross (3.6 net) Spirit River Interval liquids-rich gas wells. During the first nine months of 2013, Bellatrix drilled and/or participated in 45 gross (30.7 net) wells, which included 33 gross (25.0 net) Cardium light oil horizontal wells, and 12 gross (5.7 net) Spirit River Interval liquids-rich gas horizontal wells.

On September 30, 2014, Bellatrix closed an acquisition of production and working interest in certain facilities, as well as undeveloped land in the Ferrier area of Alberta for a cash purchase price of $13.9 million after adjustments. In accordance with IFRS, a property acquisition is accounted for as a business combination when certain criteria are met, such as the acquisition of inputs and processes to convert those inputs into beneficial outputs. Bellatrix assessed the property acquisition and determined that it constitutes a business combination under IFRS. In a business combination, acquired assets and liabilities are recognized by the acquirer at their fair market value at the time of purchase. Any variance between the determined fair value of the assets and liabilities and the purchase price is recognized as either a gain or loss in the statement of comprehensive income in the period of acquisition.

The estimated fair value of the property, plant and equipment acquired was determined using internal estimates. The decommissioning liabilities assumed were determined using the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired. The fair value of identifiable assets acquired and liabilities assumed is final. A summary of the acquired property is provided below:

	($000s)
Estimated fair value of acquisition:	
Oil and natural gas properties	$ 26,997
Exploration and evaluation assets	126
Decommissioning liabilities	(1,444)
	25,679
Cash consideration	13,909
Gain on property acquisition	$ 11,770

Included in the Company's deferred tax expense for the year was a $2.9 million expense relating to the gain recognized on the property acquisition.

In addition to the $13.9 million property acquisition, Bellatrix completed a tuck-in acquisition in the Ferrier area as previously announced on October 15, 2014, as well as a minor acquisition of additional working interests in existing properties for a combined total cost of $13.7 million after adjustments. These acquisitions did not constitute business combinations under IFRS, and as a result no gain or loss was recognized in relation to them.

In the three and nine months ended September 30, 2014, a total net gain on dispositions of $11.9 million and $40.4 million, respectively, were recognized relating to gains on wells drilled under the Grafton Joint Venture and the Troika Joint Venture which were completed and tied-in during the three and nine month periods ended September 30, 2014. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the joint venture partner on the well, which results from the difference between the percentage of capital costs contributed for the development of the well by joint venture partner and the pre-payout working interest allocated to the joint venture partner by the Company.

Bellatrix's $168.0 million capital program for the three months ended September 30, 2014 was financed from a combination of funds flow from operations, bank debt, and net proceeds of $165.5 million from the June 5, 2014 common share bought-deal financing.

Based on the current economic conditions and Bellatrix's operating forecast for 2014, the Company budgets a net capital program of $530 million including tuck-in acquisitions completed in the third quarter of 2014 funded from the Company's cash flows and to the extent necessary, bank indebtedness. The 2014 capital budget is expected to be directed primarily towards horizontal drilling and completions activities in the Cardium and Mannville formations.

Decommissioning Liabilities

At September 30, 2014, Bellatrix has recorded decommissioning liabilities of $79.0 million, compared to $67.1 million at December 31, 2013, for future abandonment and reclamation of the Company's properties. During the nine months ended September 30, 2014, decommissioning liabilities increased by a net $11.9 million as a result of $3.9 million incurred in relation to development activities, $1.5 million related to corporate asset acquisitions, $5.3 million resulting from changes in estimates, and $1.3 million as a result of charges for the unwinding of the discount rates used for assessing liability fair values, partially offset by a $0.1 million decrease related to working interest dispositions during the period. The $5.3 million increase as a result of changes in estimates was primarily due to discount rate variations between September 30, 2014 and December 31, 2013.

Liquidity and Capital Resources

As an oil and gas business, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent upon the success of exploiting the Company's existing asset base and in acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased.

Bellatrix is focused on growing oil and natural gas production from its diversified portfolio of existing and emerging resource plays in Western Canada. Bellatrix remains highly focused on key business objectives of maintaining financial strength and optimizing capital investments – which it seeks to attain through a disciplined approach to capital spending, a flexible investment program and financial stewardship. Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. Bellatrix believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Bellatrix's results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Recent market conditions have resulted in Bellatrix experiencing recent upward trends in natural gas, and downward trends in light oil and condensate, and NGL pricing.

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with operating debt covenants. Bellatrix is fully compliant with all of its financing debt covenants.

Bellatrix generally relies upon its operating cash flows and its credit facilities to fund capital requirements and provide liquidity. Future liquidity depends primarily on cash flow generated from operations, existing credit facilities and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix's trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix's accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to nine primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $17.7 million. Purchasers of Bellatrix's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This

has resulted in Bellatrix reducing or mitigating its exposures to certain counterparties where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in Bellatrix's ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

In May 2014, Bellatrix filed the $750 million Shelf Prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Quebec) and a Registration Statement filed with the United States Securities and Exchange Commission. The $750 million Shelf Prospectus allows Bellatrix to offer and issue common shares, subscription receipts, warrants and units (comprising any combination of the foregoing securities), by way of one or more prospectus supplements at any time during the 25-month period that the $750 million Shelf Prospectus remains in place.

Pursuant to a prospectus supplement to the $750 million Shelf Prospectus, on June 5, 2014, Bellatrix closed a bought deal offering of 18,170,000 common shares of the Company at a price of $9.50 per common share for aggregate gross proceeds of $172.6 million through a syndicate of underwriters. Net proceeds of $165.5 million received from the offering were utilized to temporarily reduce outstanding indebtedness under the Company's credit facilities, thereby freeing up borrowing capacity that may be redrawn, from time to time, to fund the Company's ongoing capital expenditure program and for general corporate purposes.

As at September 30, 2014, there was $577.4 million available on the $750 million Shelf Prospectus.

Total net debt levels of $470.1 million at September 30, 2014 increased by $74.6 million from $395.5 million at December 31, 2013. The increase to net debt was primarily due to capital expenditures for the nine months ended September 30, 2014 made as the Company executed $458.0 million of its $530 million 2014 capital program. Total net debt levels at September 30, 2014 include the net balance of an adjusted working capital deficiency of $67.5 million, which incorporated $87.1 million in advances from joint venture partners, the majority of which represents drilling obligations predominantly under the Company's joint venture obligations with TCA and Grafton, and under the Daewoo and Devonian Partnership. Total net debt excludes unrealized commodity contract assets and liabilities, deferred taxes, finance lease obligations, deferred lease inducements and decommissioning liabilities.

Funds flow from operations represents 46% of the funding requirements for Bellatrix's capital expenditures for the nine months ended September 30, 2014.

As of September 30, 2014, the Company's credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian bank and a $550 million syndicated facility provided by nine financial institutions, subject to a borrowing base test.

Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 3.75%, depending on the type of borrowing and the Company's senior debt to EBITDA ratio. A standby fee is charged of between 0.405% and 0.84375% on the undrawn portion of the credit facilities, depending on the Company's senior debt to EBITDA ratio. The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The revolving period for the revolving term credit facility will end on May 30, 2017, unless extended for a further period of up to 3 years. Should the facility not be extended, the outstanding balance is due upon maturity. The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2014.

The Company's credit facilities contain market standard terms and conditions, and include, for instance, restrictions on asset dispositions and hedging. Generally speaking, dispositions of properties to which the Company is given lending

value in the determination of the borrowing base are not permitted unless the NPV 10% value attributed to all properties sold in a fiscal year does not exceed 5% of the borrowing base in effect at the time of such disposition, or unless there would be no borrowing base shortfall as a result of such properties being sold. Hedging transactions must not be done for speculative purposes, and the term of any hedging contract cannot exceed 3 years for commodity swaps, interest rate or exchange rate swaps. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 70% of the Company's average daily sales volume for the first year of a rolling 3 year period, 60% for the second year of such period or 50% for the third year of such period, with the average daily sales volume being based on our production for the previous fiscal quarter. The aggregate amount hedged under all interest rate swaps cannot exceed 60% of the amount of the commitment under the credit facilities, and the aggregate amount hedged under all exchange rate swaps cannot exceed 60% of Bellatrix's US dollar revenue over the previous 3 months.

Bellatrix's credit facilities are subject to a number of covenants, all of which were met as at September 30, 2014. Bellatrix calculates its covenants quarterly. The calculation for each financial covenant is based on specific definitions, are not in accordance with IFRS and cannot be readily replicated by referring to Bellatrix's Condensed Consolidated Financial Statements. As at September 30, 2014, the major financial covenants are:

	Position at September 30, 2014
Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters	1.78x
Senior debt must not exceed 3.0 times EBITDA for the last four fiscal quarters	1.78x
EBITDA must not be less than 3.5 times interest expense for the last four fiscal quarters	12.07x

In the event of a material acquisition, total debt to trailing EBITDA and senior debt to trailing EBITDA covenants are relaxed for two fiscal quarters after the close of the acquisition and must not exceed 4.0 and 3.5 times EBITDA, respectively. Failing a financial covenant may result in cancellation of the credit facilities and/or all or any part of the outstanding loans with all accrued and unpaid interest to be immediately due and payable. Including $0.6 million of outstanding letters of credit that reduce the amount otherwise available to be drawn on the syndicated facility, as at September 30, 2014, approximately $221.8 million or 35% of unused and available bank credit under its credit facilities was available to fund Bellatrix's ongoing capital spending and operational requirements.

Bellatrix currently has commitments associated with its credit facilities outlined above and the commitments outlined under the "Commitments" section. Bellatrix continually monitors its capital spending program in light of the recent volatility with respect to commodity prices and Canadian dollar exchange rates with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and draws on Bellatrix's credit facility, as necessary. Bellatrix has the ability to fund its 2014 capital program of $530 million by utilizing cash flow and to the extent necessary, bank indebtedness.

As at October 31, 2014, Bellatrix had outstanding a total of 11,043,836 options exercisable at an average exercise price of $6.40 per share and 191,537,243 common shares.

Commitments

As at September 30, 2014, Bellatrix committed to drill 3 gross (2.0 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $8.0 million.

In addition, Bellatrix entered into two joint operating agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Commitment Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year *(gross and net)*	3	5 to 10	2
Minimum total wells *(gross and net)*	15	40	10
Estimated total cost *($000s)*	$ 56.3	$ 150.0	$ 37.5
Remaining wells to drill at September 30, 2014	3	2	4
Remaining estimated total cost *($000s)*	$ 11.3	$ 7.5	$ 15.0

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreements described above.

Agreement	Grafton [2] [3]	Daewoo and Devonian	Troika
Commitment Term	2013 to 2015	2013 to 2016	2013 to 2014
Minimum total wells *(gross)* [1]	58	70	63
Minimum total wells *(net)* [1]	10.5	30.4	31.5
Estimated total cost *($000s) (gross)* [1]	$ 244.0	$ 200.0	$ 240.0
Estimated total cost *($000s) (net)* [1]	$ 44.0	$ 100.0	$ 120.0
Remaining wells to drill at September 30, 2014 *(gross)*	29	23	19
Remaining wells to drill at September 30, 2014 *(net)*	5.7	11.3	9.5
Remaining estimated total cost *($000s) (gross)* [1]	$ 120.3	$ 91.7	$ 72.4
Remaining estimated total cost *($000s) (net)* [1]	$ 24.0	$ 45.9	$ 36.2

(1) Gross and net estimated total cost values and gross and net minimum estimated total wells for the Troika and Grafton Joint Ventures represent Bellatrix's total capital and well commitments pursuant to the Troika and Grafton joint venture agreements. Gross and net minimum total wells for the Daewoo and Devonian Partnership represent Bellatrix's total well commitments pursuant to the Daewoo and Devonian Partnership agreement. Gross and net estimated total cost values for the Daewoo and Devonian Partnership represent Bellatrix's estimated cost associated with its well commitments under the Daewoo and Devonian Partnership agreement. Remaining estimated total cost (gross) for the Daewoo and Devonian Partnership is based on initial Daewoo Devonian Partnership gross capital divided by initial total gross capital including third parties.

(2) During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture. Specific well commitments associated with the increase are under determination and have not been formally approved. As a result, the commitments have not been incorporated into the commitments table.

(3) During September 2014, a new multi-year joint venture agreement was formed with CNOR a non-operated oil and gas company managed by Grafton. Through the agreement, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. Bellatrix is not currently subject to any formal well or cost commitments in relation to this agreement.

The Company had the following liabilities as at September 30, 2014:

Liabilities *($000s)*	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities [1]	$ 154,658	$ 154,658	$ -	$ -	$ -
Advances from joint venture partners	87,081	87,081	-	-	-
Long-term debt – principal [2]	402,655	-	402,655	-	-
Commodity contract liability	5,277	5,277	-	-	-
Decommissioning liabilities [3]	78,978	-	2,209	3,387	73,382
Finance lease obligation	12,022	1,554	3,205	1,897	5,366
Deferred lease inducements	3,085	333	666	666	1,420
Total	$ 743,756	$ 248,903	$ 408,735	$ 5,950	$ 80,168

[1] Includes $0.7 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

[2] Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company's option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the bank credit facility is calculated based upon floating rates.

[3] Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company's properties (between 2017 and 2068).

Off-Balance Sheet Arrangements

The Company has certain fixed-term lease agreements, including primarily office space leases, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. The lease agreements do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of September 30, 2014.

Business Prospects and Outlook

Bellatrix continues to develop its core assets and conduct exploration programs utilizing its large inventory of geological prospects in conjunction with infrastructure investments made through 2014 and continuing into 2015.

Based on the timing of proposed expenditures, normal production declines, execution of the 2014 capital budget of $530 million including tuck-in acquisitions completed in the third quarter of 2014, the Company expects 2014 average daily production guidance of approximately 38,500 boe/d and an updated exit rate guidance of approximately 45,000 to 47,000 boe/d. The Company is in the process of installing additional compression and gas gathering infrastructure that will enable Bellatrix to increase production to existing and access additional midstream gas processing facilities. 2014 cash flow forecasts have been updated to reflect the impact of these outages and the aforementioned tuck-in acquisitions, as well as current expectations for commodity prices. 2014 funds flow from operations are expected at $305 million, or $1.66 per basic share. Based on an assumed 2014 average Edmonton Light oil price of $96.64/bbl and AECO $4.35/GJ, average 2014 royalty rates of 17.5% and estimated 2014 operating costs of $111.7 million ($7.95 boe/d), the Company expects to exit 2014 with total net debt of approximately $455 million or 1.3 times total net debt to annualized estimated fourth quarter 2014 funds flow from operations.

The Board of Directors has approved an initial $450 million net capital budget for fiscal 2015. The Company's focus in 2015 will remain on execution of strategic priorities, including key infrastructure projects and construction of Phase 1 of the 110 mmcf/d deep cut gas plant at Alder Flats, with an expected in-service date of July 1, 2015. Based on timing of forecasted expenditures, and anticipated production processing availability, the Company anticipates achieving full-year 2015 average daily production of approximately 48,000 to 49,000 boe/d.

Business Risks and Uncertainties

The reader is advised that Bellatrix continues to be subject to various types of business risks and uncertainties as described in the Company's Annual Information Form for the year ended December 31, 2013.

Critical Accounting Estimates and Accounting Policies

The reader is advised that the critical accounting estimates, policies, and practices described in the Company's MD&A for the year ended December 31, 2013 continue to be critical in determining Bellatrix's unaudited financial results as of September 30, 2014. There were no changes in accounting policies during the nine months ended September 30, 2014, except as noted below.

IFRIC 21 - "Levies", which establishes guidelines for the recognition and accounting treatment of a liability relating to a levy imposed by a government. This standard is effective for annual periods beginning on or after January 1, 2014 and was adopted by Bellatrix effective January 1, 2014. The adoption of IFRIC 21 had no impact on Bellatrix.

Amendments to "Offsetting Financial Assets and Financial Liabilities" addressed within IAS 32 - "Financial Instruments: Presentation", which provides guidance regarding when it is appropriate and permissible for an entity to disclose offsetting financial assets and financial liabilities on a net basis. The amendments to this standard are effective for annual periods beginning on or after January 1, 2014 and were adopted by Bellatrix effective January 1, 2014. The adoption of IAS 32 amendments had no impact on Bellatrix.

A summary of future accounting pronouncements is found in the Company's MD&A for the year ended December 31, 2013, available at www.sedar.com or as part of the Company's annual report on Form 40-F for the year ended December 31, 2013, which may be found at www.sec.gov.

Legal, Environmental Remediation and Other Contingent Matters

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company's favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company's management monitor known and potential contingent matters and makes appropriate provisions by charges to earnings when warranted by the circumstances.

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.

Controls and Procedures

As a result of the Company's market capitalization at June 30, 2014 exceeding US $700 million, Bellatrix is no longer considered an "emerging growth company" under the Jumpstart Our Business Startups Act (the "JOBS Act"), and will require auditor attestation of the Company's internal controls over financial reporting at December 31, 2014.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company is required to disclose herein any change in the Company's internal control over financial reporting that occurred during the period beginning on July 1, 2014 and ended on September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. No material changes in the Company's internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that a control system, including the Company's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Sensitivity Analysis

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes. This is based on actual average prices received for the third quarter of 2014 and average production volumes of 37,838 boe/d during that period, as well as the same level of debt outstanding as at September 30, 2014. Diluted weighted average shares are based upon the third quarter of 2014. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations [1] (annualized)	Funds Flow from Operations [1] Per Diluted Share
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl WTI	3,559	0.02
Change of $0.10/ mcf	5,051	0.03
Change of US $0.01 CDN/ US exchange rate	1,961	0.01
Change in prime of 1%	4,033	0.02

(1)The term "funds flow from operations" should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to non-GAAP measures of diluted funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

Selected Quarterly Consolidated Information

The following table sets forth selected consolidated financial information of the Company for the quarters in 2014, 2013 and 2012.

2014 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	
Revenues before royalties and risk management	163,585	152,311	137,411	
Cash flow from operating activities	84,300	60,063	60,006	
Cash flow from operating activities per share				
Basic	$0.49	$0.34	$0.31	
Diluted	$0.48	$0.33	$0.31	
Funds flow from operations [1]	77,642	71,014	60,341	
Funds flow from operations per share [1]				
Basic	$0.45	$0.40	$0.32	
Diluted	$0.45	$0.39	$0.31	
Net profit	25,167	38,252	44,874	
Net profit per share				
Basic	$0.15	$0.22	$0.23	
Diluted	$0.14	$0.21	$0.23	
Total net capital expenditures - cash	155,863	125,955	167,790	

2013 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	65,543	74,564	68,329	83,455
Cash flow from operating activities	35,527	29,611	25,295	38,025
Cash flow from operating activities per share				
Basic	$0.33	$0.27	$0.23	$0.30
Diluted	$0.30	$0.25	$0.22	$0.29
Funds flow from operations [1]	37,545	36,563	30,002	39,349
Funds flow from operations per share [1]				
Basic	$0.35	$0.34	$0.28	$0.31
Diluted	$0.32	$0.31	$0.25	$0.30
Net profit	4,561	15,466	29,453	22,195
Net profit per share				
Basic	$0.04	$0.14	$0.27	$0.17
Diluted	$0.04	$0.13	$0.25	$0.17
Total net capital expenditures - cash	91,614	46,699	49,452	99,199

2012 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	58,191	50,714	48,126	62,283
Cash flow from operating activities	24,056	28,458	24,807	32,007
Cash flow from operating activities per share				
Basic	$0.22	$0.24	$0.23	$0.30
Diluted	$0.21	$0.22	$0.22	$0.28
Funds flow from operations [1]	29,194	25,366	26,613	29,865
Funds flow from operations per share [1]				
Basic	$0.27	$0.24	$0.25	$0.28
Diluted	$0.25	$0.22	$0.23	$0.26
Net profit (loss)	9,172	9,963	(615)	9,251
Net profit (loss) per share				
Basic	$0.09	$0.09	($0.01)	$0.09
Diluted	$0.08	$0.09	($0.01)	$0.08
Total net capital expenditures - cash	73,831	16,284	35,515	64,383

(1)   Refer to "Non-GAAP Measures" in respect of the terms "funds flow from operations" and "funds flow from operations per share".

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, expressed in Canadian dollars)

($000s)		September 30, 2014		December 31, 2013
ASSETS				
Current assets				
Restricted cash	$	32,411	$	38,148
Accounts receivable (note 13)		132,847		80,306
Deposits and prepaid expenses		9,019		10,001
Current portion of commodity contract asset		-		345
		174,277		128,800
Exploration and evaluation assets (note 3)		122,656		132,971
Property, plant and equipment (note 4)		1,699,625		1,293,409
Total assets	$	1,996,558	$	1,555,180
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$	154,658	$	137,465
Advances from joint venture partners		87,081		99,380
Current portion of finance lease obligation		1,554		1,495
Current portion of deferred lease inducements		333		285
Current portion of commodity contract liability (note 13)		5,277		17,278
		248,903		255,903
Long-term debt (note 5)		402,655		287,092
Finance lease obligation		10,468		11,637
Deferred lease inducements		2,752		2,565
Decommissioning liabilities		78,978		67,075
Deferred taxes (note 9)		62,544		27,034
Total liabilities		806,300		651,306
SHAREHOLDERS' EQUITY				
Shareholders' capital (note 6)		997,972		824,065
Contributed surplus		43,142		38,958
Retained earnings		149,144		40,851
Total shareholders' equity		1,190,258		903,874
Total liabilities and shareholders' equity	$	1,996,558	$	1,555,180

COMMITMENTS (note 12)

SUBSEQUENT EVENT (note 15)

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited, expressed in Canadian dollars)

($000s)	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
REVENUES				
Petroleum and natural gas sales	$ 134,628	$ 67,717	$ 447,557	$ 206,602
Other income	2,783	612	5,750	1,834
Royalties	(24,372)	(8,116)	(78,774)	(32,462)
Total revenues	113,039	60,213	374,533	175,974
Realized gain (loss) on commodity contracts	(6,631)	(2,844)	(41,630)	2,873
Unrealized gain (loss) on commodity contracts	20,336	(4,344)	11,656	(10,651)
	126,744	53,025	344,559	168,196
EXPENSES				
Production	30,820	18,054	82,248	50,495
Transportation	4,360	1,651	12,118	4,758
General and administrative	6,103	4,548	16,164	10,633
Share-based compensation (note 7)	340	2,314	5,177	4,005
Depletion and depreciation (note 4)	43,144	20,564	120,533	58,531
Gain on property acquisition (note 4)	(11,770)	-	(11,770)	-
Gain on property dispositions and swaps (note 4)	(11,853)	(37,135)	(40,366)	(37,385)
	61,144	9,996	184,104	91,037
NET PROFIT BEFORE FINANCE AND TAXES	65,600	43,029	160,455	77,159
Finance expenses (note 10)	5,227	3,783	14,684	10,758
NET PROFIT BEFORE TAXES	60,373	39,246	145,771	66,401
TAXES				
Deferred tax expense (note 9)	15,499	9,793	37,478	16,921
NET PROFIT AND COMPREHENSIVE INCOME	$ 44,874	$ 29,453	$ 108,293	$ 49,480
Net profit per share (note 11)				
Basic	$0.23	$0.27	$0.60	$0.46
Diluted	$0.23	$0.25	$0.59	$0.43

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(unaudited, expressed in Canadian dollars)
For the nine months ended September 30,

($000s)	2014	2013
SHAREHOLDERS' CAPITAL		
Common shares (note 6)		
Balance, beginning of year	$ 824,065	$ 371,576
Issued for cash on exercise of share options	5,531	2,254
Issued on settlement of convertible debentures	-	5,021
Issued for cash on equity issue, net of tax	172,615	-
Share issue costs on equity issue and shelf prospectus, net of tax	(5,903)	-
Contributed surplus transferred on exercised options	1,664	843
Balance, end of period	997,972	379,694
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES		
Balance, beginning of year	-	4,378
Adjustment for settlement of convertible debentures	-	(563)
Balance, end of period	-	3,815
CONTRIBUTED SURPLUS (note 7)		
Balance, beginning of year	38,958	37,284
Share-based compensation expense	5,425	2,296
Adjustment of share-based compensation expense		
for forfeitures of unvested share options	(351)	(161)
Transfer to share capital for exercised options	(1,664)	(843)
Other	774	-
Balance, end of period	43,142	38,576
RETAINED EARNINGS (DEFICIT)		
Balance, beginning of year	40,851	(32,132)
Adjustment for settlement of convertible debentures	-	137
Net profit	108,293	49,480
Balance, end of period	149,144	17,485
TOTAL SHAREHOLDERS' EQUITY	$ 1,190,258	$ 439,570

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited, expressed in Canadian dollars)

| | Three months ended September 30, | | Nine months ended September 30, | |
($000s)	2014	2013	2014	2013
Cash provided from (used in):				
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES				
Net profit	$ 44,874	$ 29,453	$ 108,293	$ 49,480
Adjustments for:				
Depletion and depreciation	43,144	20,564	120,533	58,531
Finance expenses (note 10)	443	669	1,307	1,907
Share-based compensation (note 7)	340	2,314	5,177	4,005
Unrealized (gain) loss on commodity contracts	(20,336)	4,344	(11,656)	10,651
Gain on property acquisition (note 4)	(11,770)	-	(11,770)	-
Gain on property dispositions and swaps (note 4)	(11,853)	(37,135)	(40,366)	(37,385)
Deferred tax expense (note 9)	15,499	9,793	37,478	16,921
Decommissioning costs incurred	(880)	(287)	(1,016)	(834)
Change in non-cash working capital (note 8)	545	(4,420)	(3,611)	(12,843)
	60,006	25,295	204,369	90,433
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES				
Issuance of share capital (note 6)	1,469	2,063	178,920	2,254
Issue costs on share capital (note 6)	(307)	-	(7,870)	-
Settlement of restricted awards	-	-	(1,256)	-
Advances from loans and borrowings	553,794	192,810	1,763,956	664,840
Repayment of loans and borrowings	(474,146)	(247,517)	(1,648,393)	(658,592)
Obligations under finance lease	(384)	(366)	(1,109)	(1,058)
Deferred lease inducements	(83)	-	236	-
Change in non-cash working capital (note 8)	(70)	2,674	43	2,911
	80,273	(50,336)	284,527	10,355
CASH FLOW FROM (USED IN) INVESTING ACTIVITIES				
Expenditure on exploration and evaluation assets	(4,693)	(912)	(6,835)	(7,873)
Additions to property, plant and equipment	(163,097)	(48,540)	(451,147)	(179,887)
Proceeds on sale of property, plant and equipment	-	54,242	8,374	54,236
Change in non-cash working capital (note 8)	27,511	20,251	(39,288)	32,736
	(140,279)	25,041	(488,896)	(100,788)
Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	$ -	$ -	$ -
Cash paid:				
Interest	$ 3,690	$ 2,042	$ 10,581	$ 6,254
Taxes	-	-	-	-

See accompanying notes to the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, expressed in Canadian dollars)

1. CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the "Company" or "Bellatrix") is a growth oriented, public exploration and production oil and gas company.

2. BASIS OF PREPARATION

a. Statement of compliance

These condensed consolidated financial statements ("interim financial statements") were authorized by the Board of Directors on November 3, 2014. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company's 2013 audited annual financial statements, available at www.sedar.com. The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the 2013 audited annual financial statements, except as noted below.

b. Change in accounting policies

IFRIC 21 - "Levies", which establishes guidelines for the recognition and accounting treatment of a liability relating to a levy imposed by a government. This standard is effective for annual periods beginning on or after January 1, 2014 and was adopted by Bellatrix effective January 1, 2014. The adoption of IFRIC 21 had no impact on Bellatrix.

Amendments to "Offsetting Financial Assets and Financial Liabilities" addressed within IAS 32 - "Financial Instruments: Presentation", which provides guidance regarding when it is appropriate and permissible for an entity to disclose offsetting financial assets and financial liabilities on a net basis. The amendments to this standard are effective for annual periods beginning on or after January 1, 2014 and were adopted by Bellatrix effective January 1, 2014. The adoption of IAS 32 amendments had no impact on Bellatrix.

c. Basis of measurement

The interim financial statements are presented in Canadian dollars, the Company's functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The interim financial statements have, in management's opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2013. The interim financial statement note disclosures do not include all of those required by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2013.

3. EXPLORATION AND EVALUATION ASSETS

($000s)

Cost		
Balance, December 31, 2012	$	38,177
Acquisitions through business combinations		97,520
Additions		10,391
Transfer to oil and natural gas properties		(7,424)
Disposals [1]		(5,693)
Balance, December 31, 2013		132,971
Acquisitions through business combinations		126
Additions		6,709
Transfer to oil and natural gas properties		(17,119)
Disposals [1]		(31)
Balance, September 30, 2014	$	122,656

[1] Disposals include swaps.

4. PROPERTY, PLANT AND EQUIPMENT

($000s)

	Oil and natural gas properties	Office furniture and equipment	Total
Cost			
Balance, December 31, 2012	$ 851,108	$ 2,802	$ 853,910
Acquisitions through business combinations	498,371	-	498,371
Additions	298,288	9,270	307,558
Transfer from exploration and evaluation assets	7,424	-	7,424
Joint venture wells	11,244	-	11,244
Disposals [1]	(37,408)	(487)	(37,895)
Balance, December 31, 2013	1,629,027	11,585	1,640,612
Acquisitions	26,997	-	26,997
Additions	442,784	7,818	450,602
Transfer from exploration and evaluation assets	17,119	-	17,119
Joint venture wells	41,159	-	41,159
Disposals [1]	(9,128)	-	(9,128)
Balance, September 30, 2014	$ 2,147,958	$ 19,403	$ 2,167,361
Accumulated Depletion, Depreciation and Impairment losses			
Balance, December 31, 2012	$ 262,570	$ 1,581	$ 264,151
Charge for time period	84,902	927	85,829
Disposals [1]	(2,510)	(267)	(2,777)
Balance, December 31, 2013	344,962	2,241	347,203
Charge for time period	118,402	2,131	120,533
Balance, September 30, 2014	$ 463,364	$ 4,372	$ 467,736

[1] Disposals include swaps.

Carrying amounts			
At December 31, 2013	$ 1,284,065	$ 9,344	$ 1,293,409
At September 30, 2014	$ 1,684,594	$ 15,031	$ 1,699,625

Bellatrix has included $1.1 billion (2013: $462.6 million) for future development costs and excluded $77.5 million (2013: $41.8 million) for estimated salvage from the depletion calculation for the three months ended September 30, 2014. Facilities under construction associated capital of $45.1 million was excluded from the depletable base for the depletion calculation for the three months ended September 30, 2014.

In the three and nine months ended September 30, 2014, a total net gain on dispositions of $11.9 million and $40.4 million, respectively, were recognized relating to gains on wells drilled under the Grafton Joint Venture and the

Troika Joint Venture which were completed and tied-in during the three and nine month periods ended September 30, 2014. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the joint venture partner on the well, which results from the difference between the percentage of capital costs contributed for the development of the well by joint venture partner and the pre-payout working interest allocated to the joint venture partner by the Company.

For the nine months ended September 30, 2014, the Company capitalized $6.9 million (2013: $3.9 million) of general and administrative expenses and $3.1 million (2013: $1.1 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix's credit facilities are secured against all of the assets of the Corporation by a $1 billion debenture containing a first ranking floating charge and security interest. The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

Business Combination

On September 30, 2014, Bellatrix closed an acquisition of production and working interest in certain facilities, as well as undeveloped land in the Ferrier area of Alberta for a cash purchase price of $13.9 million after adjustments. In accordance with IFRS, a property acquisition is accounted for as a business combination when certain criteria are met, such as the acquisition of inputs and processes to convert those inputs into beneficial outputs. Bellatrix assessed the property acquisition and determined that it constitutes a business combination under IFRS.   In a business combination, acquired assets and liabilities are recognized by the acquirer at their fair market value at the time of purchase. Any variance between the determined fair value of the assets and liabilities and the purchase price is recognized as either a gain or loss in the statement of comprehensive income in the period of acquisition.

The estimated fair value of the property, plant and equipment acquired was determined using internal estimates. The decommissioning liabilities assumed were determined using the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired. The fair value of identifiable assets acquired and liabilities assumed is final. A summary of the acquired property is provided below:

	($000s)
Estimated fair value of acquisition:	
Oil and natural gas properties	$ 26,997
Exploration and evaluation assets	126
Decommissioning liabilities	(1,444)
	25,679
Cash consideration	13,909
Gain on property acquisition	$ 11,770

Included in the Company's deferred tax expense for the year was a $2.9 million expense relating to the gain recognized on the property acquisition.

In addition to the $13.9 million property acquisition, Bellatrix acquired additional working interests in multiple existing properties for a total cost of $13.7 million after adjustments. These acquisitions did not constitute business combinations under IFRS, and as a result no gain or loss was recognized in relation to them.

5. LONG-TERM DEBT

Based upon the Company's semi-annual borrowing base review for May 31, 2014, Bellatrix increased its borrowing base and credit facilities to $625 million. The bank syndicate lenders approved the Company's request to change the term of the credit facilities to a 3 year facility, fully revolving until maturity, and extendible annually at the Company's option (subject to lender approval), provided that the term after any extension would not be more than 3 years. Concurrently with such changes, the credit facilities were also amended to include certain ongoing financial covenants that will require quarterly compliance.

As of September 30, 2014, the Company's credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian bank and a $550 million syndicated facility provided by nine financial institutions.

Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 3.75%, depending on the type of borrowing and the Company's senior debt to EBITDA ratio. A standby fee is charged of between 0.405% and 0.84375% on the undrawn portion of the credit facilities, depending on the Company's senior debt to EBITDA ratio. The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The revolving period for the revolving term credit facility will end on May 30, 2017, unless extended for a further period of up to three years. Should the facility not be extended, the outstanding balance is due upon maturity. The borrowing base will be subject to re-determination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on or before November 30, 2014.

As at September 30, 2014, the Company had outstanding letters of credit totaling $0.6 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at September 30, 2014, the Company had approximately $221.8 million or 35% of unused and available bank credit under its credit facilities. Bellatrix was fully compliant with all of its debt covenants.

6. SHAREHOLDER'S CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends declared by the Board of Directors; no dividends were declared by the Board of Directors during the nine months ended September 30, 2014 or 2013.

| | 2014 | | 2013 | |
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	170,990,605	$ 824,065	107,868,774	$ 371,576
Issued for cash on equity issue	18,170,000	172,615	-	-
Share issue costs on equity issue and shelf prospectus, net of tax effect of $2.0 million	-	(5,903)	-	-
Cancellation of shares	(137,486)	-	-	-
Issued on settlement of convertible debentures	-	-	896,605	5,021
Shares issued for cash on exercise of options	2,465,124	5,531	759,219	2,254
Contributed surplus transferred on exercised options	-	1,664	-	843
Balance, end of period	**191,488,243**	**$ 997,972**	**109,524,598**	**$ 379,694**

On June 5, 2014, Bellatrix closed a bought deal financing of 18,170,000 common shares at a price of $9.50 per common share for aggregate gross proceeds of $172.6 million (net proceeds of $165.5 million after transaction costs).

7. SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company's share-based compensation plans for the three and nine months ended September 30, 2014:

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense (recovery) for the three months ended September 30, 2014 [1]	$ 1,431	$ (1,340)	$ 128	$ 121	$ 340
Expense for the nine months ended September 30, 2014 [2]	$ 3,072	$ 498	$ 983	$ 624	$ 5,177
Liability balance, September 30, 2014	$ -	$ 4,543	$ 1,391	$ 1,467	$ 7,401

[1] *The expense for share options is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.9 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million and capitalization of $0.1 million. The expense for performance awards is net of capitalization of $0.1 million.*

[2] *The expense for share options is net of adjustments for forfeitures of $0.4 million, and capitalization of $2.0 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million and capitalization of $0.7 million. The expense for performance awards is net of capitalization of $0.4 million.*

The following table provides a summary of the Company's share-based compensation plans for the three and nine months ended September 30, 2013:

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense for the three months ended September 30, 2013 [1]	$ 330	$ 1,668	$ 220	$ 96	$ 2,314
Expense for the nine months ended September 30, 2013 [2]	$ 1,236	$ 2,453	$ 220	$ 96	$ 4,005
Liability balance, September 30, 2013	$ -	$ 4,181	$ 328	$ 149	$ 4,658

[1] *The expense for share options is net of adjustments for forfeitures of $16 thousand, and capitalization of $0.2 million. The expense for restricted awards is net of capitalization of $0.1 million. The expense for performance awards is net of capitalization of $53 thousand.*

[2] *The expense for share options is net of forfeitures of $0.2 million, and capitalization of $0.9 million. The expense for restricted awards is net of capitalization of $0.1 million. The expense for performance awards is net of capitalization of $0.1 million.*

a. Share Option Plan

During the three and nine months ended September 30, 2014, Bellatrix granted 259,500 (2013: 778,000) and 3,205,500 (2013: 778,000) share options, respectively. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the three months ended September 30, 2014 and 2013, and the weighted average assumptions used in their determination are as noted below:

	2014	2013
Inputs:		
Share price	$ 8.50	$ 7.16
Exercise price	$ 8.50	$ 7.16
Risk free interest rate (%)	1.1	1.4
Option life (years)	2.8	2.8
Option volatility (%)	43	47
Results:		
Weighted average fair value of each share option granted	$ 2.49	$ 2.28

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2013: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average trading price of the Company's common shares on the Toronto Stock Exchange ("TSX") for the three and nine months ended September 30, 2014 was $8.15 (2013: $7.19), and $9.02 (2013: $6.25), respectively.

The following tables summarize information regarding Bellatrix's Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2013	$ 4.75	11,182,963
Granted	$ 9.15	3,205,500
Exercised	$ 2.24	(2,465,124)
Forfeited	$ 7.22	(705,502)
Balance, September 30, 2014	$ 6.40	11,217,837

As of September 30, 2014, a total of 19,148,824 common shares were reserved for issuance on exercise of share options, leaving an additional 7,930,987 available for future share option grants.

Share Options Outstanding, September 30, 2014

	Outstanding			Exercisable	
Exercise Price	At September 30, 2014	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	At September 30, 2014	Exercise Price
$ 1.07 - $ 3.43	1,689,002	$ 3.17	2.4	1,140,006	$ 3.09
$ 3.44 - $ 4.03	1,585,668	$ 3.87	0.9	1,493,998	$ 3.87
$ 4.04 - $ 5.39	2,058,667	$ 5.18	1.8	1,936,998	$ 5.24
$ 5.40 - $ 7.68	1,493,000	$ 7.36	4.1	230,652	$ 7.08
$ 7.69 - $ 8.42	1,530,000	$ 7.99	4.2	-	-
$ 8.43 - $ 9.24	2,623,500	$ 9.22	4.7	-	-
$ 9.25 - $10.04	238,000	$ 9.50	4.7	-	-
$ 1.07 - $10.04	11,217,837	$ 6.40	3.1	4,801,654	$ 4.39

b. **Deferred Share Unit Plan**

During the nine months ended September 30, 2014, the Company granted 116,110 (2013: 122,076) DSUs, and had 649,016 DSUs outstanding as at September 30, 2014 (2013: 530,600). $4.5 million (December 31, 2013: $4.0 million) was included in accounts payable and accrued liabilities as at September 30, 2014 in relation to the DSUs.

c. **Incentive Plan**

On August 7, 2013, the Directors of Bellatrix approved an Incentive Plan where the Company may grant Restricted Awards ("RAs") and Performance Awards ("PAs") to officers, employees, and other service providers. Unless approved by the TSX (or such other stock exchange on which the common shares may be listed) and the shareholders, the Incentive Plan does not provide for the issuance of common shares to holders of PAs or RAs, but rather RAs and PAs are settled in cash in lieu of such common shares.

During the nine months ended September 30, 2014, the Company granted 572,850 (2013: 508,300) RAs, settled 169,932 (2013: nil) RAs, and had 842,351 RAs outstanding as at September 30, 2014 (2013: 508,300). $1.4 million (December 31, 2013: $1.0 million) was included in accounts payable and accrued liabilities as at September 30, 2014 in relation to the RAs.

During the nine months ended September 30, 2014, the Company granted 411,150 (2013: 470,700) PAs, and had 850,950 PAs outstanding as at September 30, 2014 (2013: 470,700). $1.5 million (December 31, 2013: $0.4 million) was included in accounts payable and accrued liabilities as at September 30, 2014 in relation to the PAs.

8. SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

($000s)	Three months ended September 30, 2014		Three months ended September 30, 2013		Nine months ended September 30, 2014		Nine months ended September 30, 2013	
Changes in non-cash working capital items:								
Restricted cash	$	(7,983)	$	(2,945)	$	5,737	$	(2,945)
Accounts receivable		2,108		3,983		(52,541)		756
Deposits and prepaid expenses		792		1,643		982		(1,291)
Accounts payable and accrued liabilities		12,930		(4,966)		15,265		10,449
Advances from joint venture partners		20,139		20,790		(12,299)		15,835
	$	27,986	$	18,505	$	(42,856)	$	22,804
Changes related to:								
Operating activities	$	545	$	(4,420)	$	(3,611)	$	(12,843)
Financing activities		(70)		2,674		43		2,911
Investing activities		27,511		20,251		(39,288)		32,736
	$	27,986	$	18,505	$	(42,856)	$	22,804

9. INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at September 30, 2014, Bellatrix had approximately $1.5 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $157.1 million that expire in years through 2030.

10. FINANCE INCOME AND EXPENSES

($000s)	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Finance expense				
Interest on long-term debt	$ 4,784	$ 2,455	$ 13,377	$ 6,897
Interest on convertible debentures	-	659	-	1,954
Accretion on convertible debentures	-	446	-	1,295
Accretion on decommissioning liabilities	443	223	1,307	612
Non-cash finance expense	443	669	1,307	1,907
Finance expense	$ 5,227	$ 3,783	$ 14,684	$ 10,758

11. PER SHARE AMOUNTS

The calculation of basic earnings per share for the three and nine months ended September 30, 2014 was based on a net profit of $44.9 million (2013: $29.5 million) and a net profit of $108.3 million (2013: $49.5 million), respectively.

	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Basic common shares outstanding	191,488,243	109,524,598	191,488,243	109,524,598
Fully dilutive effect of:				
Share options outstanding	11,217,837	9,211,229	11,217,837	9,211,229
Shares issuable for convertible debentures	-	8,924,824	-	8,924,824
Fully diluted common shares outstanding	202,706,080	127,660,651	202,706,080	127,660,651
Weighted average shares outstanding	191,351,567	108,252,748	180,347,407	108,019,795
Dilutive effect of share options and convertible debentures [1]	1,685,048	12,903,639	2,331,052	12,210,555
Diluted weighted average shares outstanding	193,036,615	121,156,387	182,678,459	120,230,350

(1) For the three and nine months ended September 30, 2014, a total of 1,685,048 and 2,331,052 share options were included in the calculation as they were dilutive.

For the three and nine months ending September 30, 2013, a total of 3,978,815 and 3,285,731 share options, respectively, were included in the calculation as they were dilutive. Additionally, 8,924,824 common shares issuable pursuant to the conversion of the convertible debentures were included in the calculation for both the three and nine month periods ending September 30, 2013 as they were also dilutive.

12. COMMITMENTS

As at September 30, 2014, Bellatrix committed to drill 3 gross (2.0 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $8.0 million.

In addition, Bellatrix entered into two joint operating agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Commitment Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year *(gross and net)*	3	5 to 10	2
Minimum total wells *(gross and net)*	15	40	10
Estimated total cost *($000s)*	$ 56.3	$ 150.0	$ 37.5
Remaining wells to drill at September 30, 2014	3	2	4
Remaining estimated total cost *($000s)*	$ 11.3	$ 7.5	$ 15.0

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreements described above.

Agreement	Grafton [2] [3]	Daewoo and Devonian	Troika
Commitment Term	2013 to 2015	2013 to 2016	2013 to 2014
Minimum total wells *(gross)* [1]	58	70	63
Minimum total wells *(net)* [1]	10.5	30.4	31.5
Estimated total cost *($000s) (gross)* [1]	$ 244.0	$ 200.0	$ 240.0
Estimated total cost *($000s) (net)* [1]	$ 44.0	$ 100.0	$ 120.0
Remaining wells to drill at September 30, 2014 *(gross)*	29	23	19
Remaining wells to drill at September 30, 2014 *(net)*	5.7	11.3	9.5
Remaining estimated total cost *($000s) (gross)* [1]	$ 120.3	$ 91.7	$ 72.4
Remaining estimated total cost *($000s) (net)* [1]	$ 24.0	$ 45.9	$ 36.2

(1) Gross and net estimated total cost values and gross and net minimum estimated total wells for the Troika and Grafton Joint Ventures represent Bellatrix's total capital and well commitments pursuant to the Troika and Grafton joint venture agreements. Gross and net minimum total wells for the Daewoo and Devonian Partnership represent Bellatrix's total well commitments pursuant to the Daewoo and Devonian Partnership agreement. Gross and net estimated total cost values for the Daewoo and Devonian Partnership represent Bellatrix's estimated cost associated with its well commitments under the Daewoo and Devonian Partnership agreement. Remaining estimated total cost (gross) for the Daewoo and Devonian Partnership is based on initial Daewoo Devonian Partnership gross capital divided by initial total gross capital including third parties.

(2) During April 2014, Grafton Energy Co I Ltd. ("Grafton") elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture. Specific well commitments associated with the increase are under determination and have not been formally approved. As a result, the commitments have not been incorporated into the commitments table.

(3) During September 2014, a new multi-year joint venture agreement was formed with Canadian Non-Operated Resource Corp ("CNOR") a non-operated oil and gas company managed by Grafton. Through the agreement, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. Bellatrix is not currently subject to any formal well or cost commitments in relation to this agreement.

13. FINANCIAL RISK MANAGEMENT

a. Credit Risk

As at September 30, 2014, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$ 61,674	$ 22,640	$ 84,314
Amounts due from government agencies	40	775	815
Revenue and other accruals	38,748	9,565	48,313
Cash call receivables	-	21	21
Less: Allowance for doubtful accounts	-	(616)	(616)
Total accounts receivable	$ 100,462	$ 32,385	$ 132,847

Amounts due from government agencies include GST and royalty adjustments. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash calls receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

b. Liquidity Risk

The following are the contractual maturities of Bellatrix's liabilities as at September 30, 2014:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities [1]	$ 154,658	$ 154,658	$ -	$ -	$ -
Advances from joint venture partners	87,081	87,081	-	-	-
Long-term debt – principal [2]	402,655	-	402,655	-	-
Commodity contract liability	5,277	5,277	-	-	-
Decommissioning liabilities [3]	78,978	-	2,209	3,387	73,382
Finance lease obligation	12,022	1,554	3,205	1,897	5,366
Deferred lease inducements	3,085	333	666	666	1,420
Total	$ 743,756	$ 248,903	$ 408,735	$ 5,950	$ 80,168

[1] Includes $0.7 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.
[2] Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company's option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the bank credit facility is calculated based upon floating rates.
[3] Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company's properties (between 2017 and 2068).

c. Commodity Price Risk

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

As at September 30, 2014, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 93.30 US	$ 93.30 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 94.00 CDN	$ 94.00 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 95.00 US	$ 95.00 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 95.22 CDN	$ 95.22 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 98.30 CDN	$ 98.30 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,000 bbl/d	$ 99.50 CDN	$ 99.50 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 99.60 CDN	$ 99.60 CDN	WTI
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$ 3.30 CDN	$ 3.30 CDN	AECO
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$ 3.60 CDN	$ 3.60 CDN	AECO
Natural gas fixed	July 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$ 3.71 CDN	$ 3.71 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.79 CDN	$ 3.79 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.80 CDN	$ 3.80 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$ 3.85 CDN	$ 3.85 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.84 CDN	$ 3.84 CDN	AECO
Natural gas fixed	March 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 4.14 CDN	$ 4.14 CDN	AECO

14. FAIR VALUE

The Company's financial instruments as at September 30, 2014 include restricted cash, accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, advances from joint venture partners, deferred lease inducements, finance lease obligations, and long-term debt. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of commodity contracts as at September 30, 2014 was a net liability of $5.3 million (December 31, 2013: $16.9 million net liability). The commodity contracts are classified as level 2 within the fair value hierarchy.

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

15. SUBSEQUENT EVENT

Subsequent to September 30, 2014, the Company acquired tuck-in working interests in one of its key operational areas for consideration of $32.9 million.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol "BXE". For further information, please contact:

Steve G. Toth, Vice President, Investor Relations (403) 750-1270
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com